Exhibit 99.43

Execution Version

UNDERWRITING AND AGENCY AGREEMENT

July 6, 2023

Verses AI Inc.

205-810 Quayside Drive

New Westminster, BC V3M 6B9

Attention:	Gabriel Rene, Chief Executive Officer

Canaccord Genuity Corp. (“Canaccord Genuity”), as sole bookrunner, and ATB Capital Markets Inc. (“ATB”, and together with Canaccord Genuity, the “Broker Dealers”), each on their own behalf, hereby agree to act as co-lead underwriters and co-lead agents, as the context requires in respect of the following concurrent offerings by Verses AI Inc. (the “Company”): (a) an underwritten overnight marketed offering (the “LIFE Offering”) of units (the “LIFE Units”) of the Company; and (b) a “best efforts” agency basis private placement (the “Private Placement”) of special warrants (the “Special Warrants”) of the Company. Each Special Warrant will be exercisable for one unit of the Company (an “Equity Unit”, and together with the LIFE Units, the “Units”) at no additional cost. Each Unit will consist of one Share (as defined herein) (a “Unit Share”) and one-half of one Share purchase warrant (each whole warrant, a “Warrant”). Each Warrant will entitle the holder thereof to acquire one Share (a “Warrant Share”) at a price of $2.55 per Warrant Share for a period expiring the earlier of: (i) 36 months following the Closing Date (as defined herein); and (ii) the date specified in the Warrant Acceleration Notice (as defined herein). If the volume weighted average trading price of the Shares is equal to or greater than $5.55 for any 10 consecutive trading day period on the Exchange (as defined herein) (or such other stock exchange where the Shares are then listed) at any time following the Closing Date, the Company may provide notice to the Warrant Agent (as defined herein) and the registered holders of the Warrants (the “Warrant Acceleration Notice”) in the manner specified pursuant to the terms of the Warrant Indenture (as defined herein) stating that the expiry of the Warrants will be accelerated to the date specified in such Warrant Acceleration Notice, provided such date will not be less than 30 trading days after the date of such Warrant Acceleration Notice. The Warrants will be duly and validly created and issued pursuant to, and governed by, a warrant indenture (the “Warrant Indenture”) to be entered into on the Closing Date between the Company and Endeavor Trust Company (the “Warrant Agent”), or such other trust company as may be acceptable to the Broker Dealers and the Company. The description of the Warrants herein is a summary only and is subject to the specific attributes and detailed provisions of the Warrants set forth in the Warrant Indenture. In the case of any inconsistency between the description of the Warrants in this Agreement (as defined herein) and their terms and conditions as set forth in the Warrant Indenture, the provisions of the Warrant Indenture will govern.

In respect of the LIFE Offering, upon and subject to the terms and conditions set forth herein, the Broker Dealers and Cormark Securities Inc., Haywood Securities Inc. and PI Financial Corp. (collectively, the “Underwriters”), as underwriters, severally hereby offer to purchase from the Company, and the Company hereby agrees to issue and sell to the Underwriters, at the Closing Time (as defined herein), on the basis of the percentages set forth in Section 14(c) of this Agreement, upon and subject to the terms hereof, an aggregate of 4,828,048 LIFE Units (the “Offered LIFE Units”), on a overnight marketed basis, at a price of $2.05 per LIFE Unit (the “Offering Price”) for aggregate gross proceeds of $9,897,498.40.

The LIFE Offering will be completed in the Selling Jurisdictions (as defined herein) pursuant to the exemption (the “Listed Issuer Financing Exemption”) from the prospectus requirement set out in Part 5A of National Instrument 45-106 – Prospectus Exemptions (“NI 45-106”). With respect to sales pursuant to the Listed Issuer Financing Exemption, it is understood that no offering memorandum (as defined under Applicable Securities Laws (as defined herein)) other than the LIFE Offering Document (as defined herein), will be delivered to prospective investors and that the Company will take all steps necessary to comply with the applicable provisions of NI 45-106, including filing and posting of an offering document on Form 45-106F19 in respect of the LIFE Offering (the “LIFE Offering Document”), issuing and filing a news release announcing the Offering (the “Prescribed News Release”) and filing a Form 45-106F1, in each case within the prescribed time period. Prior to any solicitation to purchase the Offered LIFE Units by either the Company or the Underwriters pursuant to the Listed Issuer Financing Exemption, the Company will: (a) have issued and filed the Prescribed News Release; (b) filed the LIFE Offering Document with the Regulatory Authorities (as defined herein); and (c) posted the completed LIFE Offering Document on its website. The Company will bear sole responsibility for the accuracy and completeness of the LIFE Offering Document, except any portions thereof that solely pertain to, and are provided in writing by, the Underwriters.

The Underwriters may arrange for substituted purchasers (the “Substituted Purchasers”) for the Offered LIFE Units, where such Substituted Purchasers are resident in the Selling Jurisdictions (except the United States). Each Substituted Purchaser will purchase the Offered LIFE Units at the Offering Price, and to the extent that Substituted Purchasers purchase Offered LIFE Units, the obligations of the Underwriters to do so will be reduced by the number of Offered LIFE Units purchased by the Substituted Purchasers from the Company. Notwithstanding anything to the contrary set out herein, the Company shall have the right to approve or deny any Substituted Purchasers from participating in the Offering at its sole discretion. For certainty, Offered LIFE Units shall not be sold to Substituted Purchasers in the United States or who are, are or acting for the account or benefit of, U.S. Persons or persons in the United States.

In respect of the Private Placement, upon and subject to the terms and conditions set forth herein, the Broker Dealers and Cormark Securities Inc., Haywood Securities Inc. and PI Financial Corp. (collectively, the “Agents”), hereby agree to act, and the Company hereby appoints the Agents, as the Company’s agents to offer for sale, on a “best efforts” agency basis, without underwriter liability, of up to an aggregate of 3,920,789 Special Warrants (the “Offered Special Warrants”) at the Offering Price per Special Warrant for aggregate gross proceeds of $8,037,617.45 and to arrange for Special Warrant Purchasers (as defined herein) of the Special Warrants in the Selling Jurisdictions on a private placement basis pursuant to exemptions from the prospectus requirements of all Applicable Securities Laws. The Company agrees that nothing in this Agreement or any other agreement will require the Agents to purchase any of the Special Warrants but the Agents may purchase Special Warrants, if desired.

The Underwriters and Agents acknowledge and understand that, concurrently with closing of the Offering, the Company proposes to issue and sell up to an additional 2,692,060 Special Warrants of the Company for additional gross proceeds of $5,518,723 to purchasers who will settle directly with the Company (the “Concurrent Non-Brokered Special Warrant Financing”). The Company hereby acknowledges that the neither the Underwriters nor the Agents shall be required to conduct a suitability review in respect of the sale of any Special Warrants pursuant to the Concurrent Non-Brokered Financing.

The Special Warrants will be duly and validly created and issued pursuant to, and governed by, a special warrant indenture (the “Special Warrant Indenture”) to be entered into on the Closing Date between the Company and Endeavor Trust Company (the “Special Warrant Agent”), or such other trust company as may be acceptable to the Broker Dealers and the Company. The description of the Special Warrants herein is a summary only and is subject to the specific attributes and detailed provisions of the Special Warrants set forth in the Special Warrant Indenture. In the case of any inconsistency between the description of the Special Warrants in this Agreement and their terms and conditions as set forth in the Special Warrant Indenture, the provisions of the Special Warrant Indenture will govern.

Each Special Warrant will be automatically converted into (without payment of any further consideration and subject to customary anti-dilution adjustments) into Equity Units on the date that is the earlier of: (i) the date that is three Business Days (as defined herein) following the date (the “Qualification Date”) on which the Company obtains the Final Receipt (as defined herein) from the British Columbia Securities Commission (the “BCSC”) for a short form prospectus, qualifying the distribution of the securities issuable upon conversion or deemed conversion of the Special Warrants and such other securities contemplated in the Offering, as applicable; and (ii) the date that is four months and a day following the Closing Date (as defined herein).

Notwithstanding the foregoing, in the event the Qualification Condition has not been satisfied prior to 5:00 p.m. (Vancouver time) on the date that is forty-five days following the Closing Date (the “Qualification Deadline”), each unconverted Special Warrant will thereafter be convertible into 1.1 Equity Units (instead of one Equity Unit) (the additional 0.1 Equity Units, collectively, the “Penalty Units”); provided, however, that any fractional entitlement to Penalty Units will be rounded down to the nearest whole Penalty Unit, without further payment or action by the holder thereof on the first Business Day following conversion of the Special Warrants. Unless the context otherwise requires, any reference herein to “Equity Units” will include any Penalty Units issued by the Company in accordance with the terms of the Special Warrant Indenture. Notwithstanding any failure by the Company to satisfy the Qualification Condition (as defined herein) by the Qualification Deadline, the Company will continue to use commercially reasonable efforts to satisfy the Qualification Condition as soon as possible thereafter until such time as all the Special Warrants have been, or are deemed to have been, converted.

The LIFE Units and the Special Warrants (and, as the context requires, the securities comprising or underlying the LIFE Units and the Special Warrants) are collectively referred to herein as the “Offered Securities” and the offering of the Offered Securities by the Company is hereinafter referred to as the “Offering”.

The Company and the Broker Dealers agree that any offers to sell or sales of the Offered Securities (i) be made in compliance with Schedule “A” attached hereto, which forms part of this Agreement, and allows for the Broker Dealers, acting through one or more U.S. Affiliates (as defined herein), to offer and sell the Offered LIFE Units in the United States (as defined herein) and to, or for the account or benefit of, U.S. Persons (as defined herein) to Persons who qualify as Qualified Institutional Buyers (as defined herein) in accordance with Rule 144A (as defined herein); (ii) be conducted in such a manner so as not to require registration thereof under the U.S. Securities Act (as defined herein); and (iii) be conducted through one or more duly registered U.S. Affiliates of the Agents and/or the Underwriters in compliance with U.S. Securities Laws. For certainty, the Company, the Underwriters and the Agents agree that all Offered LIFE Units offered and sold in the United States or to, or for the account or benefit of, U.S. Persons, shall first be purchased by the Underwriters or their U.S. Affiliates, acting as principal, and resold to Qualified Institutional Buyers in transactions in compliance with Rule 144A and applicable state securities laws. The Company, the Underwriters and the Agents further agree that the Special Warrants may not be offered or sold in the United States or to, or for the account or benefit of, U.S. Persons, other than by the Company directly as part of the Concurrent Non-Brokered Special Warrant Financing to Persons who qualify as “accredited investors” as defined in Rule 501(a) of Regulation D under the U.S. Securities Act in transactions in compliance with Rule 506(b) of Regulation D under the U.S. Securities Act and applicable state securities laws. In consideration of the Underwriters’ and the Agents’ services to be rendered in connection with the Offering, including assisting and preparing documentation relating to the sale of the Offered Securities and distributing the Offered Securities, directly and through other investment dealers and brokers, the Company agrees to pay the Cash Commission (as defined herein) and the Corporate Finance Fee (as defined herein) at the Closing Time, and issue the Broker Special Warrants (as defined herein) to the Underwriters and the Agents within two Business Days following the date on which the Special Resolution Approval is obtained.

The following are the terms and conditions of the agreement between the Company, the Underwriters and the Agents:

TERMS AND CONDITIONS

Section 1	INTERPRETATION

(1)	Definitions

Where used in this Agreement or in any amendment hereto, the following terms will have the following meanings, respectively:

“affiliate” has the meaning given to it in the BCBCA;

“Agents” has the meaning given to it on the second page of this Agreement;

“Agents’ and Underwriters’ Expenses” has the meaning given to it in Section 14;

“Agreement” means this underwriting and agency agreement, as it may be amended, restated or supplemented from time to time;

“Applicable Laws” means, in relation to any person or persons, the Applicable Securities Laws and all other statutes, regulations, rules, orders, by-laws, codes, ordinances, decrees, the terms and conditions of any grant of approval, permission, authority or licence, or any judgment, order, decision, ruling, award, policy or guidance document, of any Governmental Authority that are applicable to such person or persons or its or their business, undertaking, property or securities and emanate from a Governmental Authority, having jurisdiction over the person or persons or its or their business, undertaking, property or securities;

“Applicable Securities Laws” means collectively, Canadian Securities Laws, U.S. Securities Laws, and all applicable securities laws, rules, regulations, policies and other instruments promulgated by the Securities Regulators in any of the other Selling Jurisdictions;

“associate” and “affiliate” have the respective meanings given to them under Canadian Securities Laws;

“ATB” has the meaning given to it on the first page of this Agreement;

“Authorizations” means any approval, consent, exemption, ruling, authorization, notice, permit, including an import permit, export permit or acknowledgement that may be required from any Governmental Authority pursuant to Applicable Laws, or which is otherwise required under Applicable Laws for the parties to perform the Company’s obligations under this Agreement, the manufacture, sale or marketing of the products of the Company and the Company Subsidiaries or in relation to other aspects of the Business, including any review, approval or other authorization for a study or other authorizations related to other aspects of the Business;

“BCBCA” means the Business Corporations Act (British Columbia);

“BCSC” has the meaning given to it on the second page of this Agreement;

“Broker Dealers” has the meaning given to it on the first page of this Agreement;

“Broker Dealers’ Counsel” means Bennett Jones LLP;

“Broker Special Warrant” has the meaning given to it in Section 9(1)(c);

“Broker Special Warrant Certificate” has the meaning given to it in Section 9(1)(c);

“Broker Unit Share” has the meaning given to it in Section 9(1)(c);

“Broker Unit Warrant” has the meaning given to it in Section 9(1)(c);

“Broker Unit Warrant Share” has the meaning given to it in Section 9(1)(c);

“Broker Warrant Certificates” has the meaning given to it in Section 9(1)(c);

“Broker Warrants” has the meaning given to it in Section 9(1)(c);

“Business” means the business of the Company being, a technology company that is developing COSM which accelerates next generation application development and deployment for the Internet of Things by helping manage location-based network level resources (identity, credentials, access control, context, compute, storage, bandwidth, etc.) on the Spatial WebTM;

“Business Assets” means all tangible and intangible property and assets owned (either directly or indirectly), leased, licenced, loaned, operated or used by the Company or any Company Subsidiary in connection with the Business, including all real property, fixed assets, facilities, equipment, inventories, accounts receivable and the Company IP;

“Business Day” means any day, other than a Saturday or Sunday, on which banks are open for business in Vancouver, British Columbia;

“Canaccord Genuity” has the meaning given to it on the first page of this Agreement;

“Canadian Securities Laws” means, collectively, all applicable securities laws of each of the Qualifying Jurisdictions and the respective rules and regulations under such laws together with applicable published instruments, notices and orders of the Regulatory Authorities in the Qualifying Jurisdictions, including the rules and policies of the Exchange;

“Cash Commission” has the meaning given to it in Section 9(1)(a);

“CDS” means the CDS Clearing and Depository Services Inc.;

“CFPOA” has the meaning given to it in Section 6(jjj);

“Claim” and “Claims” has the meaning given to it in Section 8;

“Class B Shares” means the Class B Proportionate Voting shares of the Company;

“Closing” means the completion of the sale of the Offered Securities;

“Closing Date” has the meaning given to it in Section 12;

“Closing Time” has the meaning given to it in Section 12;

“Company IP” means the Intellectual Property Rights owned by the Company and each Company Subsidiary, whether through development, creation, conception or acquisition;

“Company Material Subsidiaries” means, collectively, VERSES Holdings Inc., VERSES Technologies USA, Inc., VERSES Logistics Inc., VERSES, Inc. and VERSES Global B.V.;

“Company Subsidiaries” means, collectively, VERSES Holdings Inc., VERSES Technologies USA, Inc., VERSES Logistics Inc., VERSES Health, Inc., VERSES Realities, Inc., VERSES, Inc. and VERSES Global B.V.;

“Company’s Auditors” means Smythe LLP;

“Company’s Counsel” means DuMoulin Black LLP;

“Compensation Securities” means the Broker Special Warrants, Broker Warrants, the Broker Unit Shares, the Broker Unit Warrants and the Broker Unit Warrant Shares;

“Concurrent Non-Brokered Special Warrant Financing” has the meaning given to it on the first page of this Agreement;

“Contaminant” means and includes, without limitation, any pollutants, hazardous wastes, hazardous materials, hazardous substances or contaminants, petroleum or petroleum products, or any other matter (including any of the foregoing), which is defined or described as such pursuant to any applicable Environmental Laws;

“Corporate Finance Fee” has the meaning given to it in Section 9(1)(b);

“Cosm Inc. Claims” means the claims brought by Cosm Inc. in relation to the trademark registration of the KOSM mark (U.S. Trademark Application No. 97645019) and the KOSM OS Mark (U.S. Trademark Application No. 97644896);

“Documents Incorporated by Reference” means all interim and annual financial statements, management’s discussion and analysis, business acquisition reports, management information circulars, annual information forms, material change reports, marketing materials and other documents that are or are required by Canadian Securities Laws to be incorporated by reference into the Offering Documents, as applicable;

“Due Diligence Documents” means the documents and information made available to the Agents and the Underwriters by the Company in connection with the Offering;

“Due Diligence Sessions” has the meaning given to it in Section 3(h);

“Engagement Letter” means the engagement letter dated as of June 26, 2023 between the Broker Dealers and the Company, as amended;

“Environmental Activity” means and includes, without limitation, any past (either while held by the Company or, prior thereto, to the knowledge of the Company), present or future activity, event or circumstance by or in respect of a Contaminant;

“Environmental Laws” means and includes, without limitation, any and all Applicable Laws relating to the environment or any Environmental Activity, including, without limitation, the storage, use, holding, collection, purchase, accumulation, assessment, generation, manufacture, construction, processing, treatment, stabilization, disposition, handling or transportation thereof, or the release, escape, leaching, dispersal or migration thereof into the natural environment, including the movement through or in the air, soil, surface water or groundwater;

“Equity Unit” has the meaning given to it on the first page of this Agreement;

“Exchange” means the NEO Exchange;

“FCPA” has the meaning given to in Section 6(jjj);

“Final Qualification Prospectus” means the final short form prospectus of the Company, including all of the Documents Incorporated by Reference, prepared by the Company and certified by the Company and the Agents relating to the distribution of the Equity Units in the Qualifying Jurisdictions;

“Final Receipt” means the Passport Receipt for the Final Qualification Prospectus;

“Financial Statements” means the audited consolidated financial statements of the Company as at and for the years ended March 31, 2022 and 2021 and the unaudited condensed consolidated interim financial statements for the nine months ended December 31, 2022 and 2021;

“Governmental Authority” means any (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, agency or instrumentality, domestic or foreign; (b) subdivision, agent, commission, board or authority of any of the foregoing; (c) provincial, state, territorial or federal government or review board with jurisdiction over pricing of patented products or with jurisdiction over competition aspects of pricing of products; or (d) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, and any stock exchange or self-regulatory authority and, for greater certainty, includes Regulatory Authorities;

“Governmental Licenses” has the meaning given to it in Section 6(ii);

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board;

“Indemnified Parties” and “Indemnified Party” has the meaning given to it in Section 8;

“Intellectual Property Rights” means all industrial and other intellectual property rights comprising or relating to (a) trademarks, trade dress, trade and business names, branding, brand names, logos, design rights, corporate names and domain names and other similar designations of source, sponsorship, association or origin, together with the goodwill symbolized by any of the foregoing; (b) internet domain names registered by any authorized private registrar or Governmental Authority, web addresses, web pages, website and URLs; (c) works of authorship, expressions, designs and industrial design registrations, whether or not copyrightable, including copyrights and copyrightable works, software and firmware, data, data files, and databases and other specifications and documentation; (d) inventions, discoveries, trade secrets, business and technical information, know-how, databases, data collections, patent disclosures and other confidential or proprietary information; (e) all industrial and other intellectual property rights, and all rights, interests and protections that are associated with, equivalent or similar to, or required for the exercise of, any of the foregoing, however arising, in each case whether registered or unregistered, such registered rights including patent, trademark, industrial design and copyright, and including all registrations and applications for, and renewals or extensions of, such rights or forms of protection under the Applicable Law of any jurisdiction which the Company operates;

“knowledge of” (or similar phrases) means the actual knowledge of Gabriel Rene and Kevin Wilson after appropriate inquiries and investigations in connection with such facts and circumstances that would ordinarily be made by senior officers in the discharge of their duties;

“Leased Properties” has the meaning given to it in Section 6(xx);

“Leases” means leases held by the Company and the Company Subsidiaries in respect of the Business;

“Liens” means any encumbrance or title defect of whatever kind or nature, regardless of form, whether or not registered or registrable and whether or not consensual or arising by law (statutory or otherwise), including any mortgage, lien, charge, pledge or security interest, whether fixed or floating, or any assignment, lease, option, right of pre-emption, privilege, easement, servitude, right of way, restrictive covenant, right of use or any other right or claim of any kind or nature whatever which affects ownership or possession of, or title to, any interest in, or right to use or occupy such property or assets;

“LIFE Offering” has the meaning given to it on the first page of this Agreement;

“LIFE Offering Document” has the meaning given to it on the first page of this Agreement;

“LIFE Unit Purchasers” means the persons who, as purchasers or beneficial purchasers, acquire the Offered LIFE Units by duly completing, executing and delivering the Subscription Agreements and any other required documentation;

“LIFE Units” has the meaning given to it on the first page of this Agreement;

“Listed Issuer Financing Exemption” has the meaning given to it on the first page of this Agreement;

“marketing materials” has the meaning given to it in NI 41-101;

“Material Adverse Change” and “Material Adverse Effect” means any change, event, violation, inaccuracy, circumstance or effect (including a decision to implement such a change made by the board of directors or by senior management who believe that confirmation of the decision of the board of directors is probable) that, individually or in the aggregate with other changes, events, violations, inaccuracies, circumstances or effects, (i) is or could reasonably be expected to be materially adverse to the business, affairs, results of operations, financial condition, assets, capital, or prospects of the Company and the Company Subsidiaries (on a consolidated basis); or (ii) could reasonably be expected to impair the ability of the Company to consummate the transactions contemplated hereby or to duly observe and perform its obligations contained in this Agreement or the Transaction Agreements, except to the extent of that any such change, event, violation, inaccuracy, circumstance or effect is a result of or arose in connection with: (i) any change in regulatory accounting requirements applicable to public companies in Canada; (ii) any change in (A) global, national or regional political conditions (including the outbreak of war or acts of terrorism); (B) general economic, business, regulatory or market conditions; or (C) global or national financial or capital markets; or (iii) any natural disaster;

“Material Agreement” or “Material Agreements” means, collectively, any note, certificate, mortgage or other form of indebtedness, any contract, commitment, agreement (written or oral), instrument, lease or other document, including but not limited to any partnership, joint venture, participation, development, supply, license, marketing, manufacturing, distribution, management, service, consulting, agency, sales, franchise, research and development agreement, agreements relating to Intellectual Property Rights or any other similar type agreement to which the Company or a Company Subsidiary is a party or otherwise bound and which is material to the Company or a Company Subsidiary (on a consolidated basis);

“material change”, “material fact” and “misrepresentation” have the respective meanings ascribed thereto under Canadian Securities Laws;

“NI 41-101” means National Instrument 41-101 – General Prospectus Requirements;

“NI 45-106” means National Instrument 45-106 – Prospectus Exemptions;

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations;

“Offered LIFE Units” has the meaning given to on the first page of this Agreement;

“Offered Securities” has the meaning given to on the second page of this Agreement;

“Offered Special Warrants” has the meaning given to on the second page of this Agreement;

“Offering” has the meaning given to it on the second page of this Agreement;

“Offering Documents” means, collectively, the Preliminary Qualification Prospectus, the Final Qualification Prospectus, and any Supplementary Material;

“Offering Price” has the meaning given to it in the first page of this Agreement;

“Ordinary Course” means, with respect to an action taken by a Person, that such action is consistent in all material respects with past practices of the Person and is taken in the ordinary course of the normal day-to-day operations of the Person, in each case, as is determined as of the relevant date;

“Permitted Liens” means Liens (a) for taxes and other governmental charges and assessments not yet due or delinquent or being contested in good faith by appropriate proceedings; (b) Liens imposed by Applicable Laws and incurred in the Ordinary Course for obligations not yet due or delinquent; (c) in respect of pledges or deposits under workers compensation, social security or similar laws, other than with respect to any amounts which are due or delinquent, unless such amounts are being contested in good faith by appropriate proceedings; (d) for indebtedness arising in the Ordinary Course which is incurred to pay all or part of the purchase price of any personal or movable property; and (e) described in the LIFE Offering Document;

“Person” includes any individual (whether acting as an executor, trustee administrator, legal representative or otherwise), company, firm, partnership, sole proprietorship, syndicate, joint venture, trustee, trust, unincorporated organization or association, and pronouns have a similar extended meaning;

“Passport Receipt” means a receipt issued by the BCSC as principal regulator pursuant to the Passport System and which also evidences the deemed receipt of the Securities Commissions of the Qualifying Jurisdictions, in any case for the Preliminary Qualification Prospectus or the Final Qualification Prospectus or any Supplementary Material, as the case may be;

“Passport System” means the passport system procedures provided for under Multilateral Instrument 11-102 – Passport System and National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions;

“Penalty Units” has the meaning given to it on the second page of this Agreement;;

“Preliminary Qualification Prospectus” means the preliminary short form prospectus of the Company, including all of the Documents Incorporated by Reference, prepared by the Company and certified by the Company and the Agents relating to the distribution of the Equity Units in the Qualifying Jurisdictions;

“Preliminary Receipt” means the Passport Receipt for the Preliminary Qualification Prospectus;

“Prescribed News Release” has the meaning given to it on the first page of this Agreement;

“President’s List Purchasers” has the meaning given to it in Section 9(1)(a);

“Private Placement” has the meaning given to it on the first page of this Agreement;

“provide” in the context of sending or making available marketing materials to a potential investor of Offered Securities has the meaning ascribed thereto under Canadian Securities Laws;

“Public Record” means all information filed by or on behalf of the Company with the Securities Commissions or the Exchange via SEDAR or otherwise, including, without limitation, the Financial Statements, as applicable, and any other information filed with any Securities Commission or the Exchange in compliance, or intended compliance, with any Applicable Securities Laws;

“Purchasers” means, collectively, the LIFE Unit Purchasers and the Special Warrant Purchasers;

“Qualification Condition” means the Company obtaining the Preliminary Receipt for the Preliminary Qualification Prospectus from the BCSC, as principal regulator, on its own behalf and on behalf of each of the other Securities Commissions, which qualifies the distribution of the Equity Units;

“Qualification Date” has the meaning given to it on the second page of this Agreement;

“Qualification Deadline” has the meaning given to it on the second page of this Agreement;

“Qualified Institutional Buyer” means a qualified institutional buyer as defined in paragraph (a)(1) of Rule 144A;

“Qualifying Jurisdictions” means Alberta, British Columbia and Ontario, and such other Canadian Selling Jurisdiction in which the Special Warrants are sold;

“Regulation S” means Regulation S adopted by the SEC under the U.S. Securities Act;

“Regulatory Authorities” means the Securities Commissions and the Exchange;

“Rule 144A” means Rule 144A adopted by the SEC under the U.S. Securities Act;

“SEC” means the United States Securities and Exchange Commission;

“Securities Commissions” means the securities regulatory authority in each of the Qualifying Jurisdictions;

“Securities Regulators” means collectively, the securities regulators or other securities regulatory authorities in the Selling Jurisdictions;

“SEDAR” means the System for Electronic Document Analysis and Retrieval;

“Selling Firm” has the meaning given to it in Section 2(1);

“Selling Jurisdictions” means, collectively, all of the Provinces of Canada, other than Quebec and Ontario, and may also include, the United States and any other jurisdictions outside of Canada and the United States as mutually agreed to by the Company and the Broker Dealers;

“Shares” means the Class A Subordinate Voting shares in the capital of the Company;

“Special Resolution Approval” means the passing of a special resolution, on a majority of the minority basis, at the special meeting of shareholders of the Company to be held on July 17, 2023 to ratify the change of name of the common shares of the Company to “Class A Subordinate Voting Shares”, the creation of the “Class B Proportionate Voting Shares” and the addition of the special rights and restrictions attaching thereto, all as more particularly described in the management information circular of the Company dated June 14, 2023;

“Special Warrant Agent” has the meaning given to it in on the second page of this Agreement;

“Special Warrant Indenture” has the meaning given to it in on the second page of this Agreement;

“Special Warrant Purchasers” means the persons who, as purchasers or beneficial purchasers, acquire the Offered Special Warrants by duly completing, executing and delivering the Subscription Agreements and any other required documentation;

“Special Warrants” has the meaning given to it on the first page of this Agreement;

“Subscription Agreements” means, the subscription agreement for the Offered Securities in the form agreed upon by the Broker Dealers and the Company pursuant to which LIFE Unit Purchasers and Special Warrant Purchasers agree to subscribe for and purchase the Offered Securities pursuant to the Offering as herein contemplated and will include, for greater certainty, all schedules thereto;

“Subsequent Disclosure Document” means any annual and/or interim financial statements, management’s discussion and analysis, information circulars, annual information forms, material change reports, business acquisition reports or other documents filed on SEDAR by the Company after the date of this Agreement that are required to be incorporated by reference into the Preliminary Qualification Prospectus, the Final Qualification Prospectus or any Supplementary Material;

“Substituted Purchasers” has the meaning given to on the second page of this Agreement;

“Supplementary Material” means, collectively, any amendment to or amendment and restatement of the Preliminary Qualification Prospectus and/or the Final Qualification Prospectus, and any further amendment, amendment and restatement or supplemental prospectus thereto or ancillary materials that may be filed by or on behalf of the Company under the Applicable Securities Laws relating to the qualification of the distribution of the Equity Units;

“Transaction Agreements” means, collectively, this Agreement, the Subscription Agreements, the Special Warrant Indenture, the Warrant Indenture, the Broker Special Warrant Certificates, the Broker Warrant Certificates and the certificates, if any, representing the Offered Securities, the Broker Warrants, the Broker Unit Warrant Shares and any other documents or agreements executed in connection with the transactions contemplated hereunder;

“Transfer Agent” means Endeavor Trust Company;

“TriView” has the meaning given to it in Section 9(2);

“TriView Corporate Finance Fee” has the meaning given to it in Section 9(2);

“Underwriters” has the meaning given to it on the first page of this Agreement;

“Unit Share” has the meaning given to it in the first page of this Agreement;

“Units” has the meaning given to it on the first page of this Agreement;

“United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

“U.S. Affiliate” of any Underwriter means the U.S. registered broker-dealer affiliate of such Underwriter;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

“U.S. Person” means a “U.S. person” as such term is defined in Rule 902(k) of Regulation S under the U.S. Securities Act;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

“U.S. Securities Laws” means all applicable securities legislation in the United States, including, without limitation, the U.S. Exchange Act and U.S. Securities Act and state securities laws;

“Warrant” has the meaning given to it in the first page of this Agreement;

“Warrant Acceleration Notice” has the meaning given to it on the first page of this Agreement;

“Warrant Agent” has the meaning given to it on the first page of this Agreement;

“Warrant Certificates” means the certificates representing the Warrants;

“Warrant Indenture” has the meaning given to it on the first page of this Agreement; and

“Warrant Share” has the meaning given to on the first page of this Agreement.

(2)	Any reference in this Agreement to a Section or Subsection will refer to a section or subsection of this Agreement.

(3)	All words and personal pronouns relating thereto will be read and construed as the number and gender of the party or parties referred to in each case required and the verb will be construed as agreeing with the required word and/or pronoun.

(4)	Any reference in this Agreement to “$” or to “dollars” will refer to the lawful currency of Canada, unless otherwise specified.

(5)	The following are the schedules to this Agreement, which schedules are deemed to be a part hereof and are hereby incorporated by reference herein:

Schedule “A” - United States Offers and Sales

Section 2	DISTRIBUTION OF THE OFFERED SECURITIES GENERALLY

(1)	Neither the Company nor the Agents or the Underwriters will: (i) provide to any prospective purchasers of Offered Securities any document or other material that would constitute an offering memorandum within the meaning of Applicable Securities Laws, other then the LIFE Offering Document to the LIFE Unit Purchasers; or (ii) engage in any form of general solicitation or general advertising in connection with the offer and sale of the Offered Securities, including any advertisement, article, notice or other communication published in any newspaper, magazine, printed public media, printed media or similar media, or broadcast over radio, television or telecommunications, including electronic display, or any seminar or meeting relating to the offer and sale of the Special Warrants whose attendees have been invited by general solicitation or advertising.

(2)	Subject to prior approval by the Company, the Broker Dealers will be permitted to (a) appoint additional investment dealers or brokers (each, a “Selling Firm”) as its agents in the Offering and (b) determine the remuneration payable to each such Selling Firm. The Broker Dealers may offer the Offered Securities, directly and through Selling Firms or any duly registered affiliate of a Broker Dealer, in the Selling Jurisdictions, for sale to the public only in accordance with Canadian Securities Laws and in any jurisdiction outside of Canada to purchasers permitted to purchase the Offered Securities only in accordance with Applicable Securities Laws and upon the terms and conditions set forth in this Agreement. The Broker Dealers will require any Selling Firm appointed by such Broker Dealer to agree to the foregoing and such Broker Dealer will be responsible for the compliance by such Selling Firm with the provisions of this Agreement.

(3)	The Broker Dealers will, and will require any Selling Firm to agree to, distribute the Offered Securities in a manner that complies with all Applicable Securities Laws in each jurisdiction into and from which they may offer to sell the Offered Securities in connection with the distribution of the Offered Securities and will not, directly or indirectly, offer, sell or deliver any Offered Securities to any person in any jurisdiction other than in the Selling Jurisdictions.

(4)	The Agents and the Underwriters will obtain from each Purchaser a duly completed and, in the case of Subscription Agreements relating to the Offered Special Warrants, executed, Subscription Agreements and other forms required under Applicable Securities Laws that are provided to the Agents and the Underwriters by the Company for execution by Purchasers and the Agents and the Underwriters will at least two Business Days prior to the Closing Date, provide the Company with copies of such Subscription Agreements and complete registration instructions in respect of the Offered Securities.

(5)	In order to comply with U.S. Securities Laws, any press release announcing or otherwise concerning the Offering will include an appropriate notation on each page as follows: “Not for distribution to United States Newswire Services or for dissemination in the United States”. In addition, any such press release will contain the following disclaimer: “This press release does not constitute an offer to sell or a solicitation of an offer to buy nor will there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) and may not be offered or sold to, or for the account or benefit of, persons in the United States or “U.S. persons” (as such term is defined in Regulation S under the U.S. Securities Act) absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.”

Section 3	COVENANTS OF THE COMPANY

The Company agrees:

(a)	that, during the period commencing on the date hereof and the Qualification Date, the Company will promptly inform the Broker Dealers, on behalf of the Agents and the Underwriters, of the full particulars of:

(i)	any material change (actual, anticipated or threatened) in its assets, liabilities (absolute, accrued, contingent or otherwise), business, operations, capital or condition (financial or otherwise) of the Company and any such material change in respect of the Company Subsidiaries;

(ii)	any change in any material fact in any information regarding the Company previously provided to the Agents and the Underwriters by it in writing which has not otherwise been disclosed in writing to the Agents and the Underwriters;

(iii)	the occurrence or discovery of a material fact or event which, in any such case, is, or may be, of such a nature as to: (A) render any of the Financial Statements or any other part of the Public Record, the LIFE Offering Document, the Offering Documents or the Due Diligence Documents untrue, false or misleading in a material respect; (B) result in a misrepresentation in any of the Financial Statements, the LIFE Offering Document, the Offering Documents or any other part of the Public Record or the Due Diligence Documents; or (C) result in any of the Financial Statements, the LIFE Offering Document, the Offering Documents or any other part of the Public Record not complying with Applicable Securities Laws, in each instance as it applies to it; or

(iv)	the discovery of any misrepresentation in the Financial Statements, the LIFE Offering Document, the Offering Documents, any part of the Public Record or the Due Diligence Documents relating to it or any information provided to the Agents and the Underwriters by it, provided, however, that if the Company is uncertain as to whether a material change, change in any material fact, occurrence or event of the nature referred to in this Section 3(a) has occurred, the Company will promptly inform the Broker Dealers of the full particulars of the occurrence giving rise to the uncertainty and will consult with the Broker Dealers as to whether the occurrence is of such nature;

(b)	that, during the period commencing on the date hereof and the Closing Date, the Company will promptly inform the Broker Dealers, on behalf of the Agents and the Underwriters, of the full particulars of:

(i)	any request of any Securities Commission or other securities commission or similar regulatory authority received by it for any amendment to any of the Financial Statements, the LIFE Offering Document, the Offering Documents or any other part of the Public Record or for any additional information;

(ii)	the issuance by any Securities Commission or other securities commission or similar regulatory authority, the Exchange or by any other competent authority of any order to cease or suspend trading of any of its securities or of the institution or threat of institution of any proceedings for that purpose; and

(iii)	the receipt by it of any communication from any Securities Commission or other securities commission or similar regulatory authority, the Exchange or any other competent authority relating to any of the Financial Statements, the LIFE Offering Document, the Offering Documents or any other part of the Public Record or the distribution of any of the Offered Securities, provided such communications would reasonably be considered material to an Agent’s or Underwriter’s understanding or evaluation of the merits or the mechanics of the Offering;

(c)	that, during the period commencing on the date hereof and ending on the Closing Date, it will promptly provide to the Broker Dealers, on behalf of the Agents and the Underwriters, for review by the Broker Dealers and the Broker Dealers’ Counsel, prior to filing or issuance of any proposed disclosure document which is or may be deemed to be part of or become part of the Public Record, including without limitation any press release, financial statement, annual information form, material change report, business acquisition report or information circular;

(d)	with respect to any material change, change in any material fact, occurrence or event of the nature referred to in Section 3(a) and (b) and of which it agrees has occurred, acting reasonably, that it will promptly comply, to the reasonable satisfaction of the Broker Dealers, on behalf of the Agents and the Underwriters, and the Broker Dealers’ Counsel, with Applicable Securities Laws and it will prepare and file promptly at the Agents’ or the Underwriters’ request, acting reasonably, any amendment to any of the Financial Statements, the LIFE Offering Document, the Offering Documents or any other part of the Public Record which in the Agents’ or the Underwriters’ opinion may be necessary or advisable and the Company will consult with the Broker Dealers, on behalf of the Agents and the Underwriters, with respect to the form and content of any amendment to any of the Financial Statements, the LIFE Offering Document, the Offering Documents or any other part of the Public Record proposed to be filed by it and will not file any such amendment without the prior review and approval thereof by the Broker Dealers, on behalf of the Agents and the Underwriters, acting reasonably;

(e)	that it will use its best efforts to file or cause to be filed with the Exchange all necessary documents, and will take or cause to be taken all necessary steps to obtain, as soon as reasonably possible, all necessary approvals of the Exchange for the listing of (i) the Unit Shares (ii) the Warrant Shares issuable upon the exercise of the Warrants, (iii) the Broker Unit Shares; (iv) the Broker Unit Warrant Shares issuable upon exercise of the Broker Unit Warrants; and (v) the Warrants and Broker Unit Warrants, subject only to the filing of required documents;

(f)	as soon as reasonably possible, and in any event by the Closing Date, the Company will take such reasonable steps as may be necessary to enable the Offered Securities to be offered for sale and sold on a private placement basis in the Selling Jurisdictions through or to the Agents, the Underwriters or any Selling Firm in any of the Selling Jurisdictions by way of exemptions from the prospectus and registration requirements of Applicable Securities Laws as contemplated hereby;

(g)	that all written or oral opinions, advice and materials provided by the Agents and the Underwriters to the Company in connection with the Offering provided for in this Agreement are intended solely for the benefit and internal use of the Company, and the Company agrees that no such opinion, advice or material will be used for any other purpose or reproduced, disseminated, quoted from or referred to at any time, in any manner or for any purpose, nor will any public reference to the Agents and the Underwriters be made by it without the prior written consent of the Broker Dealers, on behalf of the Agents and the Underwriters, in each specific instance. The Agents and the Underwriters expressly disclaim any liability or responsibility to the Company or any affiliate thereof, their respective management and boards of directors, or any other party, including without limitation, any past, present, or future holder of any securities of the Company by reason of unauthorized use, publication, distribution or reference to any oral or written opinions or advice or materials provided by the Agents and the Underwriters or any unauthorized reference to the Agents and the Underwriters or the engagement of the Agents and the Underwriters hereunder;

(h)	to allow the Agents and the Underwriters, prior to the Qualification Date, to conduct all due diligence which the Agents may reasonably require in order to: (i) confirm that the Public Record, the LIFE Offering Document and the Offering Documents are accurate, complete and current in all material respects; and (ii) fulfill the Agents’ and the Underwriters’ obligations as registrants. Without limiting the generality of the foregoing, the Company will make available its directors, senior management and the Company’s Auditors to answer any questions which the Agents and the Underwriters may have and to participate in one or more due diligence sessions to be held prior to the Closing Time and the Qualification Date (collectively, the “Due Diligence Sessions”);

(i)	that it will file all necessary forms and reports in connection with the issuances of the Offered Securities hereunder with the appropriate Securities Commissions and other regulatory authorities;

(j)	that it will use its commercially reasonable efforts to maintain its status as a “reporting issuer” (or the equivalent thereof) not in default of the requirements of the Applicable Securities Laws in each of British Columbia, Alberta and Ontario until the date that is 36 months following the Closing Date, provided that this covenant will not prevent the Company from completing any corporate sale, merger or combination transaction in accordance with the requirements of Applicable Laws and the rules and policies of the Exchange or such other stock exchange in Canada on which the Shares are then listed that would result in the Company ceasing to be a “reporting issuer”;

(k)	that it will use its commercially reasonable efforts to maintain the listing of the Shares on the Exchange or such other stock exchange in Canada and list the Warrants and Broker Unit Warrants for trading on the Exchange or such other stock exchange in Canada on which the Shares are then listed as soon as reasonably practicable after the Closing Date and comply with the rules and policies of the Exchange or such other stock exchange in Canada on which the Shares are then listed until the date that is 36 months following the Closing Date, provided that this covenant will not prevent the Company from completing any corporate sale, merger or combination transaction in accordance with the requirements of Applicable Laws and the rules and policies of the Exchange or such other stock exchange in Canada on which the Shares are then listed that would result in the Shares ceasing to be listed or the Warrants and Broker Unit Warrants not being listed on the Exchange or such other stock exchange in Canada;

(l)	that it will comply with all Applicable Securities Laws, including, without limitation, NI 45-106, NI 44-101, Form 45-106F3 and NI 45-106F19 with respect to Offering, the LIFE Offering Document and the Offering Documents, including, without limitation, the requirement of the Company to file certain documents with any of the Securities Commissions or any other securities regulatory authority in any jurisdiction;

(m)	it will permit the Agents, the Underwriters and the Broker Dealers’ Counsel to participate in the preparation of the LIFE Offering Document, the Preliminary Qualification Prospectus, the Final Qualification Prospectus and any Supplementary Material, to discuss the Business with the Company’s corporate officers, auditors, legal counsel and other advisors, and to conduct such full and comprehensive review and investigation of the Company’s business, affairs, capital and operations as the Agents and the Underwriters will consider to be necessary, acting reasonably, to establish a due diligence defence under Applicable Securities Laws in the Selling Jurisdictions to an action for misrepresentation or damages, and to enable the Agents and the Underwriters to responsibly execute the Agents’ certificate in the Preliminary Qualification Prospectus and the Final Qualification Prospectus and any Supplementary Material. The Company also covenants to use commercially reasonable efforts to secure the cooperation of the Company’s professional advisors (including its legal advisors and auditors) to participate in any due diligence conference calls required by the Agents and the Underwriters, and the Company consents to the use and the disclosure of information obtained during the course of the due diligence investigation where such disclosure is required by Applicable Laws, provided however, that the Agents and the Underwriters shall provide written notice to the Company prior to making any such disclosure;

(n)	other than pursuant to a public offering in the United States or an “at-the-market distribution”, as such term is defined under National Instrument 44-102 – Shelf Distributions, it will not issue any Shares or securities or financial instruments convertible or exercisable into Shares (other than equity incentive awards granted to directors, officers and employees pursuant to the existing stock option plan of the Company and to satisfy rights, warrants, options, agreements, instruments or other arrangements issued or existing at the day hereof), or announce any intention to do so, until the date which is four months after the Closing Date without the prior consent of the Broker Dealers, such consent not to be unreasonably withheld;

(o)	that it will use its commercially reasonable best efforts to duly, punctually and faithfully perform all the obligations to be performed by it and all of its covenants and agreements, under and pursuant to the Subscription Agreements. In addition to the provisions of this Section 3, the Company will in good faith discuss with the Agents and the Underwriters any circumstance, change, event or fact contemplated in Section 3 which is of such a nature that there is or could be reasonable doubt as to whether notice should be given to the Agents and the Underwriters under Section 3; and

(p)	that it will deliver within two Business Days of the date on which the Special Resolution Approval is obtained, the original Broker Special Warrant Certificates and Broker Warrant Certificates representing, in the aggregate, the Broker Special Warrants and the Broker Warrants contemplated by Section 9(1)(c) and Section 9(2)(b), registered in such name(s) as Canaccord Genuity will have directed.

Section 4	LIFE OFFERING

In respect of the LIFE Offering:

(1)	The Underwriters will offer for sale and sell the Offered LIFE Units pursuant to the Offering in the Selling Jurisdictions in accordance with the terms of this Agreement, on a private placement basis in reliance on the Listed Issuer Financing Exemption and in the United States or to, or for the account or benefit of, persons in the United States and U.S. Persons in transactions exempt from registration under the U.S. Securities Act and applicable state securities laws, all in accordance with Schedule “A” attached hereto. The Underwriters acknowledge that, subject to the conditions contained in Section 13 hereof being satisfied and subject to the rights of the Underwriters contained in Section 11 hereof, the Underwriters will become obligated to purchase or cause to be purchased all of the Offered LIFE Units. To the extent that Substituted Purchasers purchase Offered LIFE Units at the Closing, the Underwriters will not be obligated to purchase the Offered LIFE Units so purchased by such Substituted Purchasers; provided, however, that Offered LIFE Units shall not be sold to Substituted Purchasers in the United States or who are acting for the account or benefit of U.S. Persons or persons in the United States.

(2)	The Company and each Underwriter, on a several basis, covenants and agrees that, during the distribution of the LIFE Units, it will not provide any potential investor with any materials or information in relation to the distribution of the LIFE Units or the Company other than the LIFE Offering Document in accordance with this Agreement.

(3)	The Underwriters will offer and sell the Offered LIFE Units in the Selling Jurisdictions pursuant to the Listed Issuer Financing Exemption and, in the United States, and to, or for the account or benefit of, U.S. Persons, pursuant to Rule 144A and exemptions under applicable state securities laws.

(4)	The Company acknowledges that the Underwriters may offer the LIFE Units for sale to the public at a price less than the Offering Price after the Underwriters have made reasonable efforts to sell the LIFE Units at the Offering Price, but for greater certainty, any sales of Offered LIFE Units at a price less than the Offering Price by the Underwriters will not decrease the net proceeds payable to the Company for the Offered LIFE Units.

(5)	To the extent necessary or if the LIFE Offering Documents or other such documents are required to be amended, the Company undertakes to file or cause to be filed all forms or undertakings required to be filed by the Company in connection with the purchase and sale of the Offered LIFE Units so that the distribution of the Offered LIFE Units on the terms and conditions set forth herein may lawfully occur without the necessity of filing a prospectus or offering memorandum in Canada or comparable document in any other jurisdiction other than the LIFE Offering Document (but on terms that will permit the LIFE Units to be acquired by the Underwriters in the applicable Selling Jurisdictions subject to, and in compliance with, applicable restrictions under Canadian Securities Laws). The Underwriters undertake to cause LIFE Unit Purchasers to complete and deliver to the Company (and it will be a condition of closing in favour of the Company that the LIFE Unit Purchasers complete and deliver to the Company) any forms required by Canadian Securities Laws in connection with the LIFE Offering. All fees payable in connection with such filings under Canadian Securities Laws will be at the expense of the Company.

(6)	With respect to the LIFE Units, neither the Company nor the Underwriters will provide to prospective LIFE Unit Purchasers any document or other material or information that would constitute an offering memorandum within the meaning of Canadian Securities Laws other than the LIFE Offering Document.

Section 5	PRIVATE PLACEMENT

In respect of the Private Placement:

(1)	The Company hereby appoints the Agents to act as the Company’s exclusive agents to offer and sell the Special Warrants on a “best-efforts” private placement agency basis, and the Agents, severally, hereby accept such appointment. Notwithstanding anything to the contrary contained herein or any oral representations or assurances previously or subsequently made by the parties hereto, this Agreement does not constitute a commitment by, or legally binding obligation of, the Agents or any of their affiliates to act as underwriters, initial purchasers, arrangers, and/or placement agents in connection with the Special Warrants, or to provide or arrange any financing, other than the appointment as agents in connection with the Offering in accordance with the prior sentence and otherwise on the terms set forth herein.

(2)	The Company understands that the Agents will have the right to and will use their best efforts to arrange for the Special Warrants to be purchased by the Special Warrant Purchasers:

(a)	in the Selling Jurisdictions (other than the United States) on a private placement basis in compliance with Applicable Securities Laws and Schedule “A” hereto, such that the offer and sale of the Special Warrants does not obligate the Company to file a prospectus (other than the Preliminary Qualification Prospectus, the Final Qualification Prospectus or any Supplementary Material relating to the distribution of the Equity Units, as contemplated in this Agreement); and

(b)	in such other jurisdictions as consented to by the Company on a private placement basis in compliance with all Applicable Securities Laws of such other jurisdictions; provided that no prospectus, registration statement or similar document is required to be filed in such jurisdiction, no registration or similar requirement would apply with respect to the Company in such other jurisdictions, and the Company does not thereafter become subject to on-going continuous disclosure obligations in such other jurisdictions.

(3)	The Company covenants and agrees to use commercially reasonable efforts to: (i) prepare and file the Preliminary Qualification Prospectus and obtain a Preliminary Receipt therefor from the BCSC as soon as practicable, and in any event, prior to the Qualification Deadline; and (ii) promptly resolve all comments received or deficiencies raised by the Securities Commissions in respect of the Preliminary Qualification Prospectus as expeditiously as possible. If the Company does not obtain the Preliminary Receipt prior to the Qualification Deadline, the Company covenants in favour of the Purchasers to continue to use its commercially reasonable efforts to obtain the Preliminary Receipt as soon as possible, provided that the Company will no longer be required to do so after such time as all of the Special Warrants have been, or are deemed to have been, exercised.

(4)	The Company covenants and agrees to use commercially reasonable efforts to, as soon as practicable after all comments of the Securities Commissions have been satisfied with respect to the Preliminary Qualification Prospectus, prepare and file the Final Qualification Prospectus and obtain a Final Receipt therefor from the BCSC. The Company will promptly take, or cause to be taken, all reasonable steps and proceedings that may from time to time be required under Applicable Securities Laws in the Qualifying Jurisdictions to qualify the distribution of the Units and the Broker Warrants issuable in connection with the Private Placement in the Qualifying Jurisdictions.

(5)	The Company will cause commercial copies of the Final Qualification Prospectus and any Supplementary Material to be delivered to the Agents without charge, in such numbers and in such cities in the Selling Jurisdictions as the Agents may reasonably request. Such delivery will be effected as soon as practicable and, in any event, within three Business Days following the date that the Final Receipt is issued to the Company.

(6)	Each delivery to the Agents of the Preliminary Qualification Prospectus, the Final Qualification Prospectus and/or any Supplementary Material by or on behalf of the Company will constitute the representation and warranty of the Company to the Agents that:

(a)	all information and statements (except information and statements relating solely to and provided in writing by the Agents) contained and incorporated by reference in the Preliminary Qualification Prospectus or the Final Qualification Prospectus or any Supplementary Material, as the case may be, are, at the respective dates of delivery thereof, true and correct and contain no misrepresentation or untrue, false or misleading statement of a material fact and, on the respective dates of delivery thereof, the Preliminary Qualification Prospectus, the Final Qualification Prospectus or any Supplementary Material provide full, true and plain disclosure of all material facts relating to the Company (on a consolidated basis), the Special Warrants and the Equity Units, as required by Applicable Securities Laws of the Qualifying Jurisdictions;

(b)	no material fact has been omitted from any of the Preliminary Qualification Prospectus, the Final Qualification Prospectus or any Supplementary Material (except information and statements relating solely to and provided in writing by the Agents) which is required to be stated therein or is necessary to make the statements therein not misleading in light of the circumstances in which they were made; and

(c)	each of such documents complies with the requirements of the Applicable Securities Laws of the Qualifying Jurisdictions.

Such delivery will also constitute the Company’s consent to the Agents and any Selling Firm’s use of the Preliminary Qualification Prospectus, the Final Qualification Prospectus and any Supplementary Material in connection with the distribution of the Equity Units in the Qualifying Jurisdictions in compliance with the provisions of this Agreement.

(7)	The form and substance of the Preliminary Qualification Prospectus, the Final Qualification Prospectus and any Supplementary Material will be satisfactory to the Agents, acting reasonably, prior to the filing thereof with the Securities Commissions.

(8)	The Company will deliver to the Agents prior to or concurrently with the filing of the Preliminary Qualification Prospectus and Final Qualification Prospectus, as applicable, unless otherwise indicated:

(a)	a copy of the Preliminary Qualification Prospectus and the Final Qualification Prospectus manually signed on behalf of the Company, by the persons and in the form required by Applicable Securities Laws in the Qualifying Jurisdictions;

(b)	a copy of any other document filed with, or delivered to, the Securities Commissions by the Company under Applicable Securities Laws in the Qualifying Jurisdictions in connection with the filing of the Preliminary Qualification Prospectus and the Final Qualification Prospectus; and

(c)	in the case of the Final Qualification Prospectus, a “long-form” comfort letter dated the date of the Final Qualification Prospectus, in form and substance satisfactory to the Agents, acting reasonably, addressed to the Agents, from the Company’s Auditors, and based on a review completed not more than two Business Days prior to the date of the letter, with respect to certain financial and accounting information relating to the Company included and incorporated by reference in the Final Qualification Prospectus, which letter will be in addition to the auditors’ report contained in the Final Qualification Prospectus and any auditors’ comfort letter addressed to or filed with the Securities Commissions under Applicable Securities Laws in the Qualifying Jurisdictions.

(9)	If applicable, the Company will prepare and deliver promptly to the Agents copies of all Supplementary Material. Concurrently with the delivery of any Supplementary Material or the incorporation by reference in the Preliminary Qualification Prospectus or the Final Qualification Prospectus of any Subsequent Disclosure Document, the Company will deliver to the Agents, with respect to such Supplementary Material or Subsequent Disclosure Document, documents substantially similar to those referred to in Section 5(8).

(10)	For certainty, the Company understands that the Agents may not offer or sell the Special Warrants in the United States or to, or for the account or benefit of, U.S. Persons or persons in the United States.

Section 6	REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants (and, where applicable, covenants) to the Underwriters and the Agents and acknowledges that the Underwriters and the Agents are relying upon such representations and warranties (and, where applicable, covenants) in connection with the Offering, as follows:

Corporate Matters

(a)	the Company has been duly organized and is valid and existing under the laws of the Province of British Columbia and has all requisite corporate power and authority to carry on the Business;

(b)	the Company’s only subsidiaries are the Company Subsidiaries. Each of the Company Subsidiaries has been duly organized and is valid and existing under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority to carry on the Business. All of the equity interests of each of the Company Subsidiaries have been duly authorized and validly issued (and in the case of shares, are fully paid) and, except as otherwise disclosed to the Broker Dealers’ Counsel in writing, are directly or indirectly beneficially owned by the Company, free and clear of any Liens and none of the outstanding securities of the Company Subsidiaries were issued in violation of the pre-emptive or similar rights of any security holder of such subsidiary. Other than as disclosed to the Broker Dealers’ Counsel in writing, there exist no options, warrants, purchase rights, or other contracts or commitments that could require the Company to sell, transfer or otherwise dispose of any securities of the Company Subsidiaries;

(c)	it has full corporate power and authority to issue the Offered Securities and the Compensation Securities and such securities have been duly and validly authorized, allotted and/or reserved for issuance and on the respective date of issue and assuming compliance with the terms of the Warrants, the Broker Special Warrants, the Broker Warrants and the Broker Unit Warrants, as applicable, the Warrant Shares issuable upon exercise of the Warrants, the Broker Unit Shares issuable exercise of the Broker Warrants and the Broker Unit Warrant Shares issuable upon exercise of the Broker Unit Warrants, will be validly issued as fully paid and non-assessable Shares

(d)	on or prior to the Closing Date, the LIFE Offering Document and the Transaction Agreements will have been approved by the board of directors of the Company will comply with all legal requirements and will not conflict with the Company’s constating documents;

(e)	none of the Company or the Company Subsidiaries is in violation of any material requirement of its constating documents or in default of the performance or observance of any material obligation, agreement, covenant or condition contained in any contract (including the Transaction Agreements), indenture, trust deed, mortgage, loan agreement, note, lease or other agreement or instrument to which it is a party or by which it or its property may be bound, or any judgment, decree, order, statute, rule or regulation applicable to it, which default or breach might reasonably be expected to have a Material Adverse Effect;

(f)	it has full corporate power and authority to enter into the Transaction Agreement entered into by the Company and to perform its obligations set out herein and therein, and the Transaction Agreements entered into by the Company have been, or will be, duly authorized, executed and delivered by the Company, and the Transaction Agreements entered into by the Company are, or will be, legal, valid and binding obligations of the Company enforceable against the Company in accordance with their respective terms, subject to:

(i)	the enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or other similar laws of general application affecting creditors’ rights;

(ii)	equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court;

(iii)	the enforceability of any provision exculpating a party from liability or duty otherwise owed by it may be limited under Applicable Law;

(iv)	the enforceability of provisions which purport to sever any provision which is prohibited or unenforceable under Applicable Law without affecting the enforceability or validity of the remainder of such document would be determined only in the discretion of the court;

(v)	the equitable or statutory powers of the courts in Canada having jurisdiction to stay proceedings before them and the execution of judgments;

(vi)	rights to indemnity and contribution hereunder may be limited under Applicable Law; and

(vii)	the enforceability may be limited by Applicable Laws regarding limitation of actions;

(g)	the authorized capital of the Company consists of an unlimited number of Shares without par value, of which 66,281,313 Shares are duly and validly issued and outstanding as fully paid and non-assessable as at the date hereof and an unlimited number of Class B Shares without par value, of which 10,000,000 Class B Shares are duly and validly issued and outstanding as fully paid and non-assessable as of the date hereof;

(h)	other than (i) 16,911,011 Share purchase warrants, 6,265,000 options, 500,000 restricted share units and convertible debentures in the aggregate principal amount of $7,504,845.30; and (ii) pursuant to the provisions of this Agreement, no person, firm, corporation or other entity holds any securities convertible or exchangeable into securities of the Company or now has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement for the purchase, subscription or issuance of any unissued shares, securities (including convertible securities) or warrants of the Company;

(i)	the minute books of the Company are true and correct and are complete in all material respects as at the date hereof;

(j)	the Company is a “reporting issuer” or has equivalent status in each of the Provinces of British Columbia, Alberta and Ontario within the meaning of Applicable Securities Laws in such Provinces and is not in material default of any requirement in relation thereto;

(k)	the Company has filed all documents forming the Public Record on a timely basis or has received a valid extension of such time of filing and has filed any such documents forming the Public Record prior to the expiration of any such extension. As of their respective dates, the documents forming the Public Record complied in all material respects with the requirements of the Applicable Securities Laws, and none of the documents forming the Public Record, when filed, contained any misrepresentation, which has not been corrected by the filing of a subsequent document which forms part of the Public Record;

(l)	the Shares are listed on the Exchange, and the Company is not in default of any material requirements of the Exchange. The Company has not taken any action which would be reasonably expected to result in the delisting or suspension of the Shares on or from the Exchange and the Company is currently in compliance with the rules and policies of the Exchange. No order, ruling or determination having the effect of suspending the sale or ceasing the trading of the Shares or any other securities of the Company has been issued or made by any Securities Commissions or the Exchange or any other regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of the Company, contemplated or threatened by any such authority or under any Applicable Securities Laws;

(m)	Endeavor Trust Company at its principal office in the city of Vancouver, British Columbia, is the duly appointed registrar and transfer agent of and with respect to the Shares;

(n)	Endeavor Trust Company, at its principal office in the city of Vancouver, British Columbia, has been duly appointed as Special Warrant Agent under the Special Warrant Indenture and Warrant Agent under the Warrant Indenture;

(o)	there are no material actions, suits, proceedings or inquiries (including, to the Company’s knowledge, pending or threatened) against or affecting the Company or the Company Subsidiaries at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality which has or may have Material Adverse Effect;

(p)	the LIFE Offering Document complies with all Canadian Securities Laws in the Canadian Selling Jurisdictions, including, without limitation, NI 45-106 and Form 45-106F19;

LIFE Offering Matters

(q)	there are no material facts (as such term is defined under Canadian Securities Laws) regarding the Offered LIFE Units and the underlying Shares, Warrants and Warrant Shares being distributed that have not been disclosed in the LIFE Offering Document or in any other document filed by the Company under securities legislation in a jurisdiction of Canada in the 12 months preceding the date of the LIFE Offering Document;

(r)	at all relevant times, the LIFE Offering Document or any other document filed by the Company under securities legislation in a jurisdiction of Canada in the 12 months preceding the date of the LIFE Offering Document does not contain a misrepresentation and will contain disclosure of all material facts relating to the Offered LIFE Units being distributed pursuant to the Offering;

(s)	no material change has occurred in respect of the Company since June 26, 2023, being the date of the news release announcing the Offering;

(t)	the Company issued and filed news releases in respect of the Offering on June 26, 2023 and June 27, 2023 and such news releases include the following statement: “There is an offering document related to LIFE Units that can be accessed under the Company’s profile at www.sedar.com and on the Company’s website at www.verses.ai. Prospective investors should read this offering document before making an investment decision.”;

(u)	the Company has posted the LIFE Offering Document on its website;

(v)	the Company has been a reporting issuer for at least 12 months prior to June 26, 2023, being the date of the initial news release announcing the Offering, and is not noted in default in the Provinces of British Columbia, Alberta and Ontario;

(w)	the Company has filed all periodic and timely disclosure documents required under Canadian Securities Laws, and under orders and/or undertakings issued by or made to any Canadian securities regulatory authority;

(x)	the Company has a class of equity securities listed for trading on a recognized stock exchange in Canada;

(y)	the Company is eligible to offer for sale Offered LIFE Units with a total dollar value of up to $10,000,000 in accordance with the Listed Issuer Financing Exemption;

(z)	the use of proceeds to be received by the Company from the Offered LIFE Units will not be allocated to an acquisition that is a significant acquisition under NI 51-102, a restructuring transaction (as defined in NI 51-102) or any other transaction for which shareholder approval is required;

(aa)	the Company reasonably believes that it will have available funds to meet its business objectives and liquidity requirements for a period of 12 months following closing of the Offering;

(bb)	during the 12 months prior to the date of this Agreement, the Company has raised nil dollars using the Listed Issuer Financing Exemption and is not otherwise raising funds under the Listed Issuer Financing Exemption other than in connection with the Offering; and

(cc)	the first trade of the Shares issued pursuant to the Listed Issuer Financing Exemption will be free from resale restrictions under Canadian Securities Laws; provided the trade is not a “control distribution” (as defined in NI 45-102).

Matters Relating to the Business

(dd)	each of the Company and the Company Subsidiaries has good, valid and marketable title to and has all necessary rights in respect of all of its Business Assets as owned, leased, licensed, loaned or used by it or over which it has rights, free and clear of Liens, and no other rights or Business Assets are necessary for the conduct of the Business of the Company and the Company Subsidiaries the lack of which, and the Company knows of no claim or basis for any claim, that, might or could have a Material Adverse Effect on the rights of the Company and the Company Subsidiaries to use, transfer, license, sell, operate or otherwise exploit such Business Assets;

(ee)	there exists no actual or, to the knowledge of the Company, threatened termination, cancellation or limitation of, or any material adverse modification or material change in, the business relationship of the Company and the Company Subsidiaries, with any partner, supplier or customer, or any group of suppliers or customers whose business with or whose purchases or inventories/components provided to the Business of the Company and the Company Subsidiaries are individually or in the aggregate material to the assets, business, properties, operations or financial condition of the Company and the Company Subsidiaries. All such business relationships are intact and mutually cooperative, and there exists no reasonably foreseeable condition, state of fact or circumstances that would prevent the Company and the Company Subsidiaries from conducting such business with any such partner, supplier or customer, or group of suppliers or customers in the same manner in all material respects as currently conducted;

(ff)	each Material Agreement is valid, subsisting, in good standing and in full force and effect, enforceable in accordance with the terms thereof. The Company and the Company Subsidiaries, as applicable, have performed all material obligations in a timely manner under each Material Agreement. Neither the Company nor the Company Subsidiaries is in violation, breach or default, nor have the Company or the Company Subsidiaries received any notification from any party claiming that the Company or Company Subsidiaries, as applicable, are in breach, violation or default, under any Material Agreement and no other party, to the knowledge of the Company, is in breach, violation or default of any material term under any Material Agreement;

(gg)	the Company is not aware of any legislation which they anticipate may materially and adversely affect the business or operations of the Company and the Company Subsidiaries, taken as a whole;

(hh)	the Company and the Company Subsidiaries are carrying on the Business in material compliance with all Applicable Laws and governmental regulations or ordinances;

(ii)	(i) the Company and each Company Subsidiary possesses such permits, certificates, licenses, approvals, registrations, qualifications, consents and other authorizations (collectively, “Governmental Licenses”) issued by the appropriate Governmental Authorities necessary to conduct the business now operated by it in all jurisdictions in which it carries on business that are material to the conduct of the Business (as such Business is currently conducted); (ii) the Company and each Company Subsidiary is in material compliance with the terms and conditions of all such Governmental Licenses; (iii) all of such Governmental Licenses are in good standing, valid and in full force and effect; (iv) none of the Company nor any Company Subsidiary has received any notice of proceedings relating to the revocation, suspension, termination or modification of any such Governmental Licenses, and there are no facts or circumstances, including without limitation facts or circumstances relating to the revocation, suspension, modification or termination of any Governmental Licenses held by others, known to the Company, that could lead to the revocation, suspension, modification or termination of any such Governmental Licenses if the subject of an unfavourable decision, ruling or finding; (v) none of the Company nor any Company Subsidiary is in default with respect to material filings to be effected or conditions to be fulfilled in order to maintain such Governmental Licenses in good standing; (vi) none of such Governmental Licenses contains any term, provision, condition or limitation which has or would reasonably be expected to affect or restrict in any material respect the operations or the Business as now carried on or proposed to be carried on; and (vii) the Company has no reason to believe that any party granting any such Governmental Licenses is considering limiting, suspending, modifying, withdrawing or revoking the same in any material respect;

Financial Matters

(jj)	the Financial Statements, fairly present, in accordance with IFRS, consistently applied, the financial position and condition of the Company and the Company Subsidiaries at the dates thereof and the results of the operations of the Company for the periods then ended and reflect all assets, liabilities and obligations (absolute, accrued, contingent or otherwise) of the Company and the Company Subsidiaries as at the dates thereof which are required to be disclosed in accordance with IFRS;

(kk)	the Company maintains a system of internal accounting controls it considers sufficient to provide reasonable assurance that transactions are recorded as necessary to facilitate preparation of financial statements in conformity with IFRS and to maintain accountability for assets;

(ll)	there are no material off-balance sheet transactions, arrangements, obligations or liabilities of the Company or its subsidiaries whether direct, indirect, absolute, contingent or otherwise which are required to be disclosed and are not disclosed or reflected in the Financial Statements;

(mm)	there has been no change in accounting policies or practices of the Company since December 31, 2022, other than in accordance with IFRS;

(nn)	there has not been any reportable disagreement (within the meaning of section 4.11 of NI 51-102) with the Company’s Auditors;

(oo)	there has not been any material disagreement with the Company’s Auditors;

(pp)	there has not been any Material Adverse Change in the Company or the Company Subsidiaries from the position set forth in the Financial Statements; and since December 31, 2022 (i) neither the Company nor any Company Subsidiary has incurred, assumed or suffered any liability, obligation, indebtedness or commitments (absolute, accrued, contingent or otherwise) which are not disclosed in the Due Diligence Documents, other than liabilities, obligations, or indebtedness or commitments (A) incurred in the normal course of business or (B) which would not have a Material Adverse Effect; (ii) neither the Company nor any Company Subsidiary has entered into any transaction, which is or may be material to the Company or the Company Subsidiaries and which is not in the Ordinary Course; and (iii) there have been no material facts, transactions, events or occurrences which could reasonably be expected to have a Material Adverse Effect;

(qq)	except as disclosed in writing to the Broker Dealers’ Counsel, the Company is not a party to or bound by any agreement of guarantee, indemnification or any other like commitment of the obligations, liabilities (contingent or otherwise) or material indebtedness of any other person;

(rr)	except as disclosed in the Public Record, the Company does not have any loans or other indebtedness outstanding which have been made to or from any of its shareholders, officers, directors or employees or any other person not dealing at arm’s length with the Company (other than Company Subsidiaries) that are currently outstanding;

(ss)	no officer, director, employee or any other person not dealing at arm’s length with the Company or the Company Subsidiaries and, to the knowledge of the Company, no associate or affiliate of any such person, owns, has or is entitled to any royalty, net profits interest, carried interest, licensing fee or any other encumbrances or claims of any nature whatsoever which are based on the future revenues of the Company or the Company Subsidiaries;

(tt)	no act or proceeding has been taken by or against the Company or the Company Subsidiaries in connection with its liquidation, winding-up or bankruptcy, or to the knowledge of the Company are pending;

(uu)	other than as provided for in this Agreement or the Engagement Letter, the Company has not incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder’s fees, agent’s commission or other similar forms of compensation with respect to the Offering contemplated herein;

Tax Matters

(vv)	the Company and the Company Subsidiaries have duly and on a timely basis, subject to standard extensions, filed all tax returns required to be filed by them, have paid all taxes due and payable by them and have paid all assessments and reassessments and all other taxes, governmental charges, penalties, interest and other fines due and payable by them and which were claimed by any Governmental Authority to be due and owing and adequate provision has been made for taxes payable for any completed fiscal period for which tax returns are not yet required and there are no agreements, waivers, or other arrangements providing for an extension of time with respect to the filing of any tax return or payment of any tax, governmental charge or deficiency by the Company or the Company Subsidiaries and to the knowledge of the Company there are no actions, suits, proceedings, investigations or claims threatened or pending against the Company or the Company Subsidiaries in respect of taxes, governmental charges or assessments or any matters under discussion with any Governmental Authority relating to taxes, governmental charges or assessments asserted by any such authority;

Real Property Matters

(ww)	the Company and each of the Company Subsidiaries:

(i)	and the property, assets and operations thereof comply in all material respects with all applicable Environmental Laws;

(ii)	has not received any notice of any material claim, judicial or administrative proceeding, pending or, to the knowledge of the Company, threatened against, or which may materially adversely affect, the Company, the Company Subsidiaries or any of the property, assets or operations thereof, relating to, or alleging any material violation of any Environmental Laws, the Company is not aware of any facts which could give rise to any such claim or judicial or administrative proceeding and, to the knowledge of the Company, neither the Company, the Company Subsidiaries nor any of their property, assets or operations, is the subject of any investigation, evaluation, audit or review by any Governmental Authority to determine whether any material violation of any Environmental Laws has occurred or is occurring or whether any remedial action is needed in connection with a release of any Contaminant into the environment, except for compliance investigations conducted in the normal course by any Governmental Authority;

(iii)	has not given or filed any notice under any federal, state, provincial or local law with respect to any Environmental Activity and, to the knowledge of the Company, neither the Company nor any Company Subsidiary has any liability (whether contingent or otherwise) in connection with any Environmental Activity and no notice has been given under any federal, state, provincial or local law or of any liability (whether contingent or otherwise) with respect to any Environmental Activity relating to or affecting the Company, the Company Subsidiaries or their property, assets, business or operations;

(iv)	has not stored any hazardous or toxic waste or toxic substance on the property thereof and has not disposed of any hazardous or toxic waste, in each case in a manner contrary to any Environmental Laws, and, to the knowledge of the Company, there are no Contaminants on any of the premises at which the Company or the Company Subsidiaries carries on business, in each case other than in compliance with Environmental Laws; and

(v)	is not subject to any material contingent or other liability relating to the restoration or rehabilitation of land, water or any other part of the environment or non-compliance with Environmental Laws;

(xx)	with respect to each Lease held by the Company or a Company Subsidiary (the “Leased Properties”) which is material to the Company or a Company Subsidiary and which the Company or any of the Company Subsidiaries occupies, whether as owner or as tenant, the Company or the applicable Company Subsidiary occupies the Leased Property and has the exclusive right to occupy and use the Leased Property and each of the leases or real title pursuant to which the Company or such Company Subsidiary occupies or owns, as applicable, the Leased Property is in good standing and in full force and effect under a valid, subsisting and enforceable lease or real title, as the case may be, with such exceptions as are not material and do not interfere with the use made or proposed to be made of such property and buildings by the Company or such Company Subsidiary;

Intellectual Property

(yy)	the Company and each Company Subsidiary, as applicable, is the legal and beneficial owner of; has good and marketable title to, and the right to use and exploit; and owns all rights, title and interest in all Company IP free and clear of all Liens (except for Permitted Liens), covenants, conditions, options to purchase and restrictions or other adverse claims or interest of any kind or nature, and neither the Company nor any Company Subsidiary has knowledge of any claim of adverse ownership in respect thereof. No consent of any person is necessary to make, use, reproduce, licence, sell, modify, update, enhance or otherwise exploit any Company IP and none of the Company IP includes any licenced Intellectual Property Rights (including open source software), or any improvements to licenced Intellectual Property Rights, that would give any person rights to licence the Company IP or materially restrict the Company’s or any Company Subsidiary’s use of or ability to exploit the Company IP;

(zz)	except pursuant to the Cosm Inc. Claims, (i) no action, suit, proceeding or claim is pending, nor has the Company or any Company Subsidiary received any notice or claim (whether written, oral or otherwise), challenging the ownership, validity or right to use any of the Company IP or suggesting that any other person has any claim of legal or beneficial ownership or other claim or interest with respect to Company IP that is material to the Business; (ii) to the knowledge of the Company, no Company IP that is material to the Business is being used or enforced by the Company and each Company Subsidiary in a manner that would result in its abandonment, cancellation or unenforceability; and (iii) to the knowledge of the Company, no person is infringing upon, violating or misappropriating any material Company IP and neither the Company nor any Company Subsidiary is a party to any action or proceeding that alleges that any person has infringed, violated or misappropriated any Company IP;

(aaa)	(i) all applications for registration of Company IP have been properly filed and have been diligently prosecuted, maintained and pursued by the Company and each Company Subsidiary in the Ordinary Course; (ii) no application for registration of Company IP has been finally rejected or denied by the applicable reviewing authority; (iii) all material registrations of Company IP are in good standing and are recorded in the name of the Company and each Company Subsidiary, as applicable, in the appropriate offices to preserve the rights thereto; (iv) all fees or payments required to keep the Company IP in force or in effect have been paid; and (v) no registration of Company IP has expired, become abandoned, been cancelled or expunged, been dedicated to the public, or has lapsed for failure to be renewed or maintained;

(bbb)	to the extent any Company IP that is material to the Business was invented, developed, modified, created, conceived, supported or reduced to practice, in whole or in part, by current or past employees or independent contractors of the Company or any Company Subsidiary, the Company and each Company Subsidiary has obtained written agreements providing for confidentiality, non-disclosure and assignment of inventions executed by all of such employees and independent contractors, including confirmatory assignments naming by serial number, title and any other relevant identifying information, any specific Company IP assets that are registered or for which registration is pending;

(ccc)	the Company and each Company Subsidiary, as applicable, has implemented and maintained industry best practices to protect and maintain the confidentiality of all trade secrets and other confidential proprietary information forming part of or in relation to the Company IP and none of such information has become, to the knowledge of the Company, part of the public domain or knowledge. To the extent that any such Company IP is licensed or disclosed to any person by the Company, or any person has been provided access by the Company to any such Company IP (including but not limited to any employee, officer, director, shareholder, consultant, contractor or service provider of the Company), the Company has entered into a valid and enforceable written agreement which contains terms and conditions prohibiting the unauthorized use, reproduction, disclosure, reverse engineering or transfer of such Company IP by such person and, to the knowledge of the Company, there has been no breach of any such agreement. To the knowledge of the Company, no person has inappropriately used, reproduced, divulged or misappropriated any such confidential proprietary information or has reverse engineered or is attempting to reverse engineer any of the Company IP;

(ddd)	the Company and each Company Subsidiary treats its software products, including all source code therein, as confidential and proprietary business information and have taken commercially reasonable steps to protect the source code as trade secrets;

(eee)	to the knowledge of the Company and each Company Subsidiary, as applicable, the Business as now conducted has not infringed or conflicted, and does not, and the Business as proposed to be conducted will not, infringe or conflict with the Intellectual Property Rights of any other person and no claim has been made against the Company alleging the infringement by the Company of any Intellectual Property Rights of any other person. To the knowledge of the Company, there is no infringement by third parties of any Company IP. The Company has not brought or threatened any action, suit, proceeding, claim or challenge against third parties for any unauthorized use, disclosure, misappropriation or infringement of any Company IP or for any breach of any license or agreement involving any such Company IP;

(fff)	none of the Intellectual Property Rights of the Company in the Company IP will be impaired or affected in any way by the transactions contemplated by this Agreement;

Compliance with Laws

(ggg)	each of the Company and the Company Subsidiaries has conducted and is conducting its business in compliance in all material respects with all Applicable Laws and, in particular, all applicable licensing and environmental legislation, regulations or by-laws or other lawful requirements of any governmental or regulatory bodies applicable to it of each jurisdiction in which it carries on business and holds all licenses, registrations and qualifications in all jurisdictions in which it carries on business which are necessary or desirable to carry on the Business as now conducted, all such licenses, registrations or qualifications are valid and existing and in good standing, and the Company is not aware of any legislation, regulation, rule or lawful requirements presently in force or proposed to be brought into force which the Company anticipates the Company and the Company Subsidiaries will be unable to comply with without materially adversely affecting the Company. The facilities and operations of the Company and the Company Subsidiaries are currently being conducted, and to the knowledge of the Company have been conducted, in all material respects in accordance with all applicable workers’ compensation and health and safety and workplace laws, regulations and policies;

(hhh)	the Company and the Company Subsidiaries have complied with all applicable privacy and consumer protection legislation and have not collected, received, stored, disclosed, transferred, used, misused or permitted unauthorized access to any information protected by privacy laws, whether collected directly or from third parties, in an unlawful manner. The Company and the Company Subsidiaries have taken all reasonable steps to protect the personal information under their respective custody or control by making reasonable security arrangements to prevent unauthorized access, collection, disclosure, copy use, modification or disposal or similar risks;

(iii)	to the knowledge of the Company, none of the directors or officers of the Company (i) is or has been subject to prior regulatory, criminal or bankruptcy proceedings, or (ii) are now, or have ever been, subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a public company or of a company listed on a particular stock exchange;

(jjj)	none of the Company, the Company Subsidiaries or, to the knowledge of the Company, any director, officer, agent, employee, affiliate or other person acting on behalf of the Company or the Company Subsidiaries is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the United States Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”) or the Corruption of Foreign Public Officials Act (Canada), as amended (the “CFPOA”), including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA), or any “foreign public official” (as such term is defined in the CFPOA), or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA and the CFPOA, and each of the Company and the Company Subsidiaries has conducted their businesses in compliance with the FCPA and the CFPOA;

(kkk)	the operations of the Company and the Company Subsidiaries are and have been conducted at all times in compliance with all material applicable financial recordkeeping and reporting requirements of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar applicable rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company and the Company Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened;

Insurance

(lll)	the Company and the Company Subsidiaries have its properties and assets insured against loss or damage by insurable hazards or risks on a replacement cost basis. Such insurance coverage is of a type and in an amount typical to the business in which the Company operates as conducted by a reasonably prudent person based on the advice of reputable insurance brokers consulted by such person. In the last 12 months, none of the Company nor the Company Subsidiaries has made any material claim on any policy of insurance or been refused any insurance coverage sought or applied for. The Company does not have any reason to believe that it will not be able to renew the existing insurance coverage of the Company and the Company Subsidiaries as and when such coverage expires or obtain similar coverage from similar insurers as may be necessary to continue with its businesses at a cost that would not have a Material Adverse Effect;

Employment Matters

(mmm)	the employment of any key employee or the retainer of any key consultant of the Company or Company Subsidiaries does not, to the knowledge of the Company, violate any non-disclosure or non-competition agreement between any such employee or consultant and a third party;

(nnn)	no material work stoppage, strike, lock-out, labour disruption, dispute grievance, arbitration, proceeding or other conflict with the employees of the Company or the Company Subsidiaries currently exists or, to the knowledge of the Company, is imminent or pending and the Company and the Company Subsidiaries is in material compliance with all provisions of all federal, national, regional, provincial and local laws and regulations respecting employment and employment practices, terms and conditions of employment and wages and hours;

(ooo)	to the knowledge of the Company, no action has been taken or is being contemplated to organize or unionize any employees of the Company or the Company Subsidiaries;

Matters Relating to the Offering

(ppp)	there is no action, suit, proceeding, inquiry or investigation before or brought by any court or governmental agency, governmental instrumentality or body, domestic or foreign, now pending or, to the knowledge of the Company, threatened against or affecting the Company, the Company Subsidiaries or the Business Assets or which if determined adversely, would have Material Adverse Effect, or would materially and adversely affect the consummation of the transactions contemplated in the Offering Documents or the performance by the Company of its obligations hereunder;

(qqq)	the Company has complied in all material respects with all relevant statutory and regulatory requirements required to be complied with prior to the Closing Time in connection with the Offering;

(rrr)	the responses prepared and delivered by the Company and its directors and officers to the Agents and Underwriters at the Due Diligence Session held or to be held are or will be true and correct where they relate to matters of fact and the Company and the Company Subsidiaries and its directors and officers have responded or will respond in as thorough and complete a fashion as is practical. Where such responses reflect the opinion or view of the Company and its directors or officers, such opinions or views are or will be honestly held at the time they are given. Where any response incorporates estimates, projections or forward looking information, such information is inherently subject to risk and inconsistencies which cannot be warranted;

(sss)	other than the Company, there is no person that is or will be entitled to demand the proceeds of the Offering;

(ttt)	the Company has not withheld and will not withhold from the Underwriters or the Agents any material facts relating to the Company or the Offering; and

(uuu)	the representations and warranties of the Company in the Subscription Agreements are true and correct.

It is further agreed by the Company that all representations and warranties contained in this Section 6 made by the Company to the Agents and the Underwriters will also be deemed to be made for the benefit of the Purchasers as if the Purchasers were also parties hereto for such purpose.

Section 7	REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE AGENTS AND UNDERWRITER

Each Underwriter and Agent hereby represents, warrants and covenants, on a several and not joint and several basis, to the Company that:

(a)	it is, and will remain so, until the completion of the Offering, duly qualified and registered to carry on business as a securities dealer in each of the jurisdictions where the sale of the Offered Securities requires such qualification and/or registration in a manner that permits the sale of the Offered Securities on the basis described hereunder;

(b)	it has good and sufficient right and authority to enter into this Agreement and complete the transactions contemplated under this Agreement on the terms and conditions set forth herein;

(c)	this Agreement has been duly authorized, executed and delivered by it and upon such execution and delivery by it, the Agreement constitutes a legal, valid and binding obligation of it enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by Applicable Law; and

(d)	it will offer and solicit offers for the purchase of the Offered Securities in compliance with Applicable Laws and only from such Persons and in such manner that, pursuant to Applicable Securities Laws, no prospectus, registration statement or similar document need be delivered or filed, other than the LIFE Offering Document and any prescribed reports of the issue and sale of the Offered Securities and, in the case of any jurisdiction other than the Qualifying Jurisdictions, no continuous disclosure obligations will be created.

Section 8	INDEMNIFICATION

The Company hereby agrees to indemnify and hold the Agents and the Underwriters and their respective directors, officers, employees, partners, and shareholders (collectively, the “Indemnified Parties” and individually, an “Indemnified Party”) from and against any and all losses, claims, actions, suits, proceedings, investigations, damages, liabilities or expenses of whatsoever nature or kind (excluding loss of profits) whether joint or several, including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims, and the reasonable fees, disbursements and taxes of their counsel in connection with any action, suit, proceeding, investigation or claim that may be made or threatened against any Indemnified Party or in enforcing this indemnity (each a “Claim” and, collectively, the “Claims”) to which an Indemnified Party may become subject or otherwise involved in any capacity insofar as the Claim relates to, is caused by, results from, arises out of or is based upon, directly or indirectly, the Offering or any service of the Agents and the Underwriters hereunder whether performed before or after the execution of the Agreement by the Company, and to reimburse each Indemnified Party forthwith, upon demand, for any documented legal or other expenses reasonably incurred by such Indemnified Party in connection with any Claim.

If and to the extent that a court of competent jurisdiction, in a final non-appealable judgment in a proceeding in which an Indemnified Party is named as a party, determines that a Claim was caused by or resulted from an Indemnified Party’s material breach of the Agreement, breach of applicable laws, gross negligence, wilful misconduct or fraudulent act, this indemnity will cease to apply to such Indemnified Party in respect of such Claim and such Indemnified Party will reimburse any funds advanced by the Company to the Indemnified Party pursuant to this indemnity in respect of such Claim. The Company agrees to waive any right the Company might have of first requiring the Indemnified Party to proceed against or enforce any other right, power, remedy or security or claim payment from any other person before claiming under this indemnity.

If any Claim is brought against an Indemnified Party or an Indemnified Party has received notice of the commencement of any investigation in respect of which indemnity may be sought against the Company, the Indemnified Party will give the Company prompt written notice of any such Claim of which the Indemnified Party has knowledge and the Company will undertake the investigation and defence thereof on behalf of the Indemnified Party, including the prompt employment of counsel acceptable to the Indemnified Parties affected and the payment of all expenses. Failure by the Indemnified Party to so notify will not relieve the Company of its obligation of indemnification hereunder except to the extent that the failure to so provide such notice will prejudice the defence of such Claim by the Company or result in an increase in the liability of the Company under this indemnity.

No admission of liability and no settlement, compromise or termination of any Claim, or investigation will be made without the consent of the Company and the consent of the Indemnified Parties affected, such consents not to be unreasonably withheld or delayed. Notwithstanding that the Company will undertake the investigation and defence of any Claim, the Indemnified Parties will have the right to employ one separate counsel in each applicable jurisdiction with respect to such Claim and participate in the defence thereof, but the fees and expenses of such counsel will be at the expense of the Indemnified Parties unless:

(a)	employment of such counsel has been authorized in writing by the Company;

(b)	the Company has not assumed the defence of the action within a reasonable period of time after receiving notice of the Claim;

(c)	the named parties to any such Claim include the Company, and any of the Indemnified Parties, and the Indemnified Parties will have been advised by counsel to the Indemnified Parties that there may be a conflict of interest between the Company and any Indemnified Party; or

(d)	there are one or more defences available to the Indemnified Parties which are different from or in addition to those available to the Company, as the case may be,

in which case the reasonable fees and expenses of such counsel to the Indemnified Parties will be for the account of the Company. The rights accorded to the Indemnified Parties hereunder will be in addition to any rights the Indemnified Parties may have at common law or otherwise.

Without limiting the generality of the foregoing, this indemnity will apply to all reasonable and documented expenses (including legal expenses), losses, claims and liabilities that the Agents or the Underwriters may incur as a result of any Claim that may be threatened or brought against the Company.

If for any reason the foregoing indemnification is unavailable (other than in accordance with the terms hereof) to the Indemnified Parties (or any of them) or insufficient to hold them harmless, the Company agrees to contribute to the amount paid or payable by the Indemnified Parties as a result of such Claims in such proportion as is appropriate to reflect not only the relative benefits received by the Company or the Company’s shareholders, and its constituencies on the one hand and the Indemnified Parties on the other, but also the relative fault of the parties and other equitable considerations which may be relevant. Notwithstanding the foregoing, the Company will in any event contribute to the amount paid or payable by the Indemnified Parties as a result of such Claim any amount in excess of the fees actually received by the Indemnified Parties hereunder.

The Company hereby constitutes the Broker Dealers as trustee for each of the other Indemnified Parties of the covenants of the Company under this indemnity with respect to such persons and the Broker Dealers agree to accept such trust and to hold and enforce such covenants on behalf of such persons.

The Company agrees that, in any event, no Indemnified Party will have any liability (either direct or indirect, in contract or tort or otherwise) to the Company, or any person asserting claims on their behalf or in right for or in connection with the Offering and the services of the Agents and the Underwriters hereunder, except to the extent that any losses, expenses, claims, actions, damages or liabilities incurred by the Company are determined by a court of competent jurisdiction in a final judgment (in a proceeding in which an Indemnified Party is named as a party) that has become non-appealable to have resulted from a material breach of the Agreement, breach of applicable laws, gross negligence or fraudulent act of such Indemnified Party.

The Company also agrees that if any Claim will be brought against, or an investigation is commenced in respect of the Company and any of the Underwriters or their personnel or the Agents or their personnel are required to participate or respond in respect of or in connection with the Offering, each such Underwriter or Agent will have the right to employ its own counsel in connection therewith and the Company will reimburse the reasonable and documented out-of-pocket expenses as may be incurred by the Underwriters and their personnel and the Agents and their personnel in connection therewith, including fees and disbursements of such Underwriter’s or Agent’s counsel.

The indemnity and contribution obligations of the Company will be in addition to any liability which the Company may otherwise have to the Indemnified Parties, will extend upon the same terms and conditions to the Indemnified Parties and will be binding upon and enure to the benefit of any successors, assigns, heirs and personal representatives of the Company, and any Indemnified Party. The foregoing provisions will survive the completion of professional services rendered in connection with the Offering or any termination of the authorization given by this Agreement.

Section 9	COMPENSATION

(1)	In consideration of the services rendered by the Broker Dealers, the Underwriters and the Agents in connection with the Offering, the Company will:

(a)	at the Closing Time, pay to (i) the Underwriters, a cash commission equal to 7.0% of the aggregate gross proceeds raised from the sale of Offered LIFE Units; and (ii) the Agents, a cash commission equal to 7.0% of the aggregate gross proceeds raised from the sale of the Offered Special Warrants (collectively, the “Cash Commission”), provided that the Cash Commission will be reduced to 2% in respect of certain president’s list purchasers designated by the Company in its sole discretion (the “President’s List Purchasers”);

(b)	at the Closing Time, pay to the Broker Dealers a corporate finance fee, comprised of a cash payment in the amount of $100,000 (the “Corporate Finance Fee”); and

(c)	within two Business Days of the date on which the Special Resolution Approval is obtained, issue to (i) the Underwriters, in aggregate, that number of compensation warrants (the “Broker Warrants”) which is equal to 7.0% of the aggregate number of Offered LIFE Units sold in the Offering, and (ii) the Agents, in aggregate, that number of compensation special warrants (the “Broker Special Warrants”) which is equal to 7.0% of the aggregate number of Offered Special Warrants sold in the Offering, provided that the number of Broker Warrants and Broker Special Warrants, as applicable, will be reduced to 2.0% in respect of sales to President’s List Purchasers. Each Broker Special Warrant shall be exercisable for one Broker Warrant at no additional cost and will be automatically converted into (without payment of any further consideration and subject to customary anti-dilution adjustments) Broker Warrants on the date that is the earlier of: (i) the date that is three Business Days following the Qualification Date; and (ii) the date that is four months and a day following the Closing Date pursuant to the terms of the broker special warrant certificates (the “Broker Special Warrant Certificates”). Each Broker Warrant will entitle the holder to acquire one unit of the Company comprised of one Share (a “Broker Unit Share”) and one-half of one Share purchase warrant (each whole warrant, a “Broker Unit Warrant”) at an exercise price equal to the Offering Price. Each whole Broker Unit Warrant will entitle the holder to purchase one Share (a “Broker Unit Warrant Share”) at an exercise price of $2.55 per Broker Unit Warrant Share at any time on or before the date which is 36 months from the Closing Date, pursuant to the terms of the broker warrant certificates (the “Broker Warrant Certificates”), and such Broker Unit Warrants will have the same terms as the Warrants and will be subject to the terms and conditions of the Warrant Indenture.

(2)	The Underwriters and the Agents acknowledge that the Company:

(a)	will, subject to paragraph (c) of this Section 9(2), at the Closing Time (i) pay to TriView Capital Ltd. (“TriView”) a corporate finance fee equal to 1.0% of the gross proceeds of the Offering, other than in respect of sales to persons in the United States or to persons who are, or are acting for the benefit of, U.S. Persons or persons in the United States, in cash, and (ii) pay to TriView, an additional corporate finance fee, to be satisfied through the issuance of that number of: (A) Broker Warrants as is equal to 1.0% of the number of Offered LIFE Units sold pursuant to the Offering, other than in respect of sales to persons in the United States or to persons who are, or are acting for the benefit of, U.S. Persons or persons in the United States; and (B) Broker Special Warrants as is equal to 1.0% of the number of Offered Special Warrants sold pursuant to the Offering, other than in respect of sales to persons in the United States or to persons who are, or are acting for the benefit of, U.S. Persons or persons in the United States (collectively, the “TriView Corporate Finance Fee”); and

(b)	may, subject to paragraph (c) of this Section 9(2), (i) at the Closing Time, pay to certain finders a cash commission equal to up to 5.0% of the aggregate gross proceeds raised from the sale of Offered Securities to President’s List Purchasers, other than President’s List Purchasers, if any, who are in the United States or who are, or who are acting for the account or benefit of, U.S. Persons or persons in the United States; and (ii) within two Business Days of the date on which the Special Resolution Approval is obtained, issue to certain finders that number of: (A) Broker Warrants as is equal to up to 5.0% of the number of Offered LIFE Units sold to President’s List Purchasers, other than President’s List Purchasers, if any, who are in the United States or who are, or who are acting for the account or benefit of, U.S. Persons or persons in the United States; and (B) Broker Special Warrants as is equal to up to 5.0% of the number of Offered Special Warrants sold to President’s List Purchasers, other than President’s List Purchasers, if any, who are in the United States or who are, or who are acting for the account or benefit of, U.S. Persons or persons in the United States; and

(c)	for certainty, and notwithstanding anything to the contrary contained herein, no payment (whether in the form of cash or securities) otherwise contemplated by paragraphs (a) or (b) of the Section 9(2) is payable in respect of the sale of any securities to a purchaser in the United States or to a purchaser who is, or is acting for the account or benefit of, a U.S. Person or a person in the United States.

Section 10	ALL TERMS TO BE CONDITIONS

The Company agrees that the conditions contained in this Agreement will be complied with insofar as the same relate to acts to be performed or caused to be performed by the Company. Any breach or failure to comply with any of the conditions set out in this Agreement in all material respects will entitle any of the Underwriters or the Agents to terminate their obligation to purchase the Offered Securities by written notice to that effect given to the Company at or prior to the Closing Time. It is understood that the Underwriters or the Agents may waive, in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to the rights of the Underwriters or the Agents in respect of any such terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on any Underwriter or Agent any such waiver or extension must be in writing and signed by such Underwriter or Agent.

Section 11	TERMINATION BY UNDERWRITERS AND AGENTS

(1)	Each Underwriter or Agent will be entitled to terminate its obligation on a several basis under this Agreement by written notice to that effect to the Company at or prior to the Closing Time, if after the date hereof and prior to the Closing Time:

(a)	there will have occurred any material change in relation to the Company or change in a material fact, or there should be discovered (whether through the due diligence of the Broker Dealers or otherwise) any previously undisclosed material fact, which, in each case, could reasonably be expected to result in a Material Adverse Change in relation to the Company or have a Material Adverse Effect on the market price or value of the securities of the Company;

(b)	(i) there should develop, occur or come into effect or existence any event, action, state, condition (including without limitation, terrorism, plague, pandemic, outbreak or accident) or major financial occurrence of national or international consequence including by way of COVID-19 to the extent that there are material adverse developments related thereto after the date hereof or a new or change in any law or regulation which in the reasonable opinion of the Underwriters or the Agents, or any one of them, seriously adversely affects or involves or may seriously adversely affect or involve the financial markets or the business, operations or affairs of the Company and its subsidiaries taken as a whole or the market price or value of the securities of the Company; (ii) any inquiry, action, suit, proceeding or investigation (whether formal or informal) is commenced, announced or threatened in relation to the Company or any one of the officers or directors of the Company or any of its principal shareholders where wrong-doing is alleged or any order is made by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality including without limitation the Exchange or securities commission which involves a finding of wrong-doing, which in the reasonable opinion of the Underwriters or the Agents, operates to prevent, restrict or otherwise have a Material Adverse Effect on the trading of the Offered Securities; or (iii) any order, action or proceeding which cease trades or otherwise operates to prevent or restrict the trading of the Shares or any other securities of the Company is made or threatened by a securities regulatory authority;

(c)	the Company is in breach of any material term, condition or covenant of this Agreement or any material representation or warranty given by the Company in this Agreement is or becomes false;

(d)	the state of the financial markets in Canada or elsewhere where it is planned to market the Offering is such that, in the reasonable opinion of the Broker Dealers (or any one of them), the Offering cannot be marketed profitably; or

(e)	the Broker Dealers (or any one of them), acting reasonably, are unsatisfied with the results of their due diligence investigation of the Company.

(2)	If this Agreement is terminated by any of the Underwriters or the Agents pursuant to this Section 11, there will be no further liability on the part of such Underwriter or Agent or of the Company to such Underwriter or Agent, except in respect of any liability which may have arisen or may thereafter arise under Section 8 (indemnification) or Section 14 (expenses).

(3)	The right of an Underwriter or Agent to terminate its obligations under this Agreement is in addition to such other remedies as they may have in respect of any default, act or failure to act of the Company in respect of any of the matters contemplated by this Agreement.

Section 12	CLOSING

(1)	The closing of the purchase and sale of the Offered Securities herein provided for will be completed electronically, or as otherwise directed by the Broker Dealers, on July 6, 2023, or such other date as may be agreed upon in writing by the Company and the Broker Dealers (the “Closing Date”), at 5:30 a.m. (Vancouver time), or such other time as may be agreed upon in writing by the Company and the Broker Dealers (the “Closing Time”).

(2)	At the Closing Time, subject to the terms and conditions contained in this Agreement, the Company will deliver the Offered Securities to Canaccord Genuity, on behalf of the Underwriters and the Agents as an electronic deposit representing the Offered LIFE Units and Offered Special Warrants pursuant to the non-certificated inventory system of CDS, against payment of the aggregate Offering Price set out in this Agreement by wire transfer on the Closing Date payable to the Company. The Company will, at the Closing Time and upon such payment of the aggregate Offering Price to the Company, make payment in full of the Cash Commission and the Corporate Finance Fee which will be made by the Company directing Canaccord Genuity to withhold the Cash Commission and the Corporate Finance Fee from the payment of the aggregate Offering Price. Electronic evidence of non-certificated issuance of the Offered LIFE Units and Offered Special Warrants will be registered in such names as Canaccord Genuity may request provided such request is made two Business Days prior to the Closing Date.

(3)	Notwithstanding Section 12(2), the Company may deliver all of part of the Offered Securities in such other form as reasonably directed by Canaccord Genuity, including without limitation certificated form.

Section 13	CONDITIONS OF CLOSING

(1)	The obligations of the Underwriters and the Agents under this Agreement are subject to the accuracy of the representations and warranties of the Company contained in this Agreement both as of the date of this Agreement and the Closing Time, as the case may be, the performance by the Company of its obligations under this Agreement and receipt by the Broker Dealers, on behalf of the Underwriters and the Agents, at the Closing Time, of the following, other than as provided below:

(a)	a favourable legal opinion dated the Closing Date from the Company’s Counsel, addressed to the Agents and the Underwriters, in form and substance satisfactory to the Broker Dealers, on behalf of the Agents and the Underwriters, acting reasonably, together with corresponding opinions (where relevant) of local counsel to the Company in relation to the laws of the Selling Jurisdictions in Canada in which the Offered Securities are sold;

(b)	a favourable legal opinion dated the Closing Date from the Company’s Counsel, addressed to the Agents and the Underwriters, in form and substance satisfactory to the Broker Dealers, on behalf of the Agents and the Underwriters, acting reasonably, (i) that each of the Company and each Company Material Subsidiary is a company validly existing under its jurisdiction of incorporation; (ii) that each of the Company and Company Material Subsidiary has the corporate power and capacity to carry on its business and to own, lease and operates and its properties and assets and in respect of the Company, to execute, deliver and perform its obligations under the Transaction Agreements; (iii) with respect to the authorized capital of the Company and each Company Material Subsidiary; (iv) that the execution and delivery of the Transaction Agreements and the performance of the transactions contemplated by the Transaction Agreements do not and will not result in a breach of, and do not create a state of facts which, after notice or lapse of time or both, will result in a breach of and do not and will not conflict with, any of the terms, conditions or provisions of the constitutional documents of the Company, the resolutions of the directors, officers or shareholders of the Company or the laws of the Province of British Columbia or the laws of Canada applicable therein; (v) that all necessary corporate action has been taken by the Company to authorize the execution and delivery by it of each of the Transaction Agreements, any documents delivered thereunder and the performance of its obligations under the Transaction Agreements; (vi) that all necessary corporate action has been taken by the Company to authorize the creation and issue of the Offered Securities and the Offered Securities have been or will be validly issued; and (vii) that each of the Transaction Agreements constitutes a legal, valid and binding obligation of, and is enforceable against, the Company in accordance with its terms (subject to bankruptcy, insolvency, or other laws affecting the rights of creditors generally, general equitable principles including the availability of equitable remedies and the qualification that no opinion need be expressed as to rights to indemnity or contribution);

(c)	if any of the Offered Securities are offered or sold in the United States or to, or for the account or benefit of, U.S. Persons, the Underwriters will have received at the Closing Time a customary and favourable legal opinion from U.S. counsel to the Company, dated the Closing Date, in form and substance reasonably satisfactory to the Underwriters to the effect that no registration is required under the U.S. Securities Act in connection with the offer, sale and initial resale of the Offered LIFE Units, provided, in each case, that such offer, sale and initial resale is made in compliance with this Agreement and the terms set out in Schedule “A” hereto and provided further that it is understood that no opinion is expressed as to any subsequent resale of any Offered LIFE Units or securities comprising part thereof. In providing the foregoing opinion, such counsel may rely upon the covenants, representation and warranties of the Company and the Underwriters and the Agents set forth in this Agreement and Schedule “A” hereto, and upon the covenants, representation and warranties of any Purchasers in the United States or who are acting for the account or benefit of U.S. Persons or persons in the United States;

(d)	certificates or evidence of registration representing, in the aggregate, the Offered Securities issuable on such date registered in the name of CDS or its nominee or in such other name(s) as Canaccord Genuity will have directed;

(e)	a certificate from the Transfer Agent as to the number of Shares and Class B Shares issued and outstanding as at the end of the Business Day on the date prior to the Closing Date;

(f)	the Cash Commission and cash portion of the Corporate Finance Fee payable in accordance with Section 9(1);

(g)	satisfactory evidence of the payment of the TriView Corporate Finance Fee and the delivery of certificates or evidence of registration representing the Broker Special Warrants and Broker Warrants issuable to TriView, if applicable, issuable on such date and registered as TriView will have directed;

(h)	evidence satisfactory that the Unit Shares, the Warrant Shares, the Broker Unit Shares, the Broker Unit Warrant Shares, have been conditionally approved for listing on the Exchange, subject only to satisfaction of customary conditions;

(i)	a certificate, dated the Closing Date, and signed on behalf of the Company, but without personal liability, by the Chief Financial Officer of the Company and by the Chief Executive Officer of the Company, or such other officers of the Company as may be reasonably acceptable to the Underwriters and the Agents, certifying that:

(i)	the Company having complied with all the covenants, in all material respects, and satisfied all the terms and conditions, in all material respects, of this Agreement on its part to be complied with and satisfied at or prior to such Closing Time;

(ii)	no order, ruling or determination having the effect of ceasing or suspending trading in any securities of the Company or prohibiting the sale of the Offered Securities or any of the Company’s issued securities having been issued, and no proceeding for such purpose, to the knowledge of such officers, being pending or threatened;

(iii)	subsequent to the date of this Agreement, there having not occurred a material change that could reasonably be expected to result in a Material Adverse Effect in respect of the Company, or the coming into existence or discovery of a new material fact;

(iv)	subsequent to the date of this Agreement, no material change relating to the Company having occurred since the date of this Agreement; and

(v)	the representations and warranties of the Company contained in this Agreement, the Warrant Indenture, the Special Warrant Indenture, the Broker Special Warrant Certificates, the Broker Warrant Certificates and in any certificates of the Company delivered pursuant to or in connection with this Agreement, being true and correct in all material respects (or, as regards specific representations and warranties if qualified by materiality, in all respects) as at the Closing Time, with the same force and effect as if made on and as at such Closing Time, except for such representations and warranties which are in respect of a specific date in which case such representations and warranties will be true and correct in all material respects (or, as regards specific representations and warranties if qualified by materiality, in all respects), as of such date, after giving effect to the transactions contemplated by this Agreement.

(j)	a certificate dated the Closing Date signed on behalf of the Company, but without personal liability, by the Chief Financial Officer of the Company or another officer acceptable to the Underwriters and the Agents, acting reasonably, in form and content satisfactory to the Underwriters and the Agents, acting reasonably, with respect to the constating documents of the Company; the resolutions of the directors of the Company relevant to the Offering, including the allotment, issue (or reservation for issue) and sale of the Offered Securities, the authorization of this Agreement, the listing of the Unit Shares, the Warrant Shares, the Broker Unit Shares, the Broker Unit Warrant Shares, the Warrants and the Broker Unit Warrants on the Exchange and transactions contemplated by this Agreement; and the incumbency and signatures of signing officers of the Company;

(k)	a certificate of status (or equivalent) for the Company and each Company Material Subsidiary dated within one Business Day (or such earlier or later date as the Underwriters and the Agents may accept) of the Closing Date; and

(l)	all Authorizations or filings as may be required by any Governmental Authority, or any other third party necessary to complete the sale of the Offered Securities as contemplated herein will have been made or obtained; and

(m)	no order, ruling or determination having the effect of ceasing or suspending trading in any securities of the Company or prohibiting the sale of the securities underlying the Offered Securities or any of the Company’s issued securities will have been issued and no proceeding for such purpose will be pending or, to the knowledge of the Company, threatened by any Regulatory Authority.

Section 14	UNDERWRITERS’ OBLIGATIONS

(a)	The rights and obligations of the Underwriters under this Agreement, including but not limited to the right and obligation to purchase Offered LIFE Units and the entitlement to the Cash Commission and Broker Warrants attributable to the LIFE Offering, will be several (as distinguished from joint or joint and several) rights and obligations for each Underwriter.

(b)	Except as otherwise specifically provided in this Agreement, the rights and obligations of the Underwriters will be divided in the proportions in which the Underwriters participate in the Offering.

(c)	The Underwriters will participate in the Offering as follows, unless otherwise agreed to between the Underwriters:

Canaccord Genuity Corp.	40%

ATB Capital Markets Inc.	40%

Cormark Securities Inc.	10%

Haywood Securities Inc.	5%

PI Financial Corp.	5%

(a)	Nothing in this Agreement will oblige any U.S. Affiliate to purchase the Offered LIFE Units. Any such U.S. Affiliate who makes any offers or sales of the Offered LIFE Units in the United States will do so solely as an agent for an Underwriter.

(b)	After a reasonable effort has been made to sell all of the Offered Securities at the Offering Price, the Underwriters may subsequently reduce the issue price to investors from time to time, provided that any such reduction in the Offering Price will not result in the Company realizing net proceeds (after deducting the Cash Commission and the Agents’ and Underwriters’ Expenses) from the issuance of the Offered LIFE Units in an amount which is less than the amount the Company would have realized without any reduction in the issue price. The Underwriters will inform the Company if the Offering Price is decreased.

Section 15	EXPENSES

Whether or not the Offering is completed, the Company will pay all reasonable expenses and fees in connection with the Offering, including, without limitation, all reasonable expenses of, or incidental to, the creation, issue, sale or distribution of the Offered Securities; all costs incurred in connection with the preparation of documents or certificates relating to the Offering; and all fees incurred by the Broker Dealers, the Underwriters and the Agents, including (i) the out-of-pocket costs and expenses of the Broker Dealers, the Underwriters and the Agents without the prior approval of the Company (such consent not to be unreasonably withheld); and (ii) the reasonable and documented fees and expenses of the Broker Dealers’ legal counsel which, in the case of the Broker Dealers’ Canadian counsel, will not exceed $125,000 plus applicable taxes and disbursements without the Company’s consent, not to be unreasonably withheld (collectively, the “Agents’ and Underwriters’ Expenses”). All fees and expenses incurred by the Broker Dealers, the Underwriters and the Agents or on their behalf will be payable by the Company immediately upon receiving an invoice from the Broker Dealers and will be payable whether or not the Offering is completed or this Agreement is executed by all of the parties hereto. The Agents’ and Underwriters’ Expenses (including the legal counsel fees and expenses and taxes payable thereon) may be deducted from the gross proceeds of the Offering immediately prior to those proceeds being distributed to the Company.

Section 16	NO ADVISORY OR FIDUCIARY RELATIONSHIP

The Company acknowledges and agrees that (a) the purchase and sale of the Offered Securities pursuant to this Agreement, including the determination of the Offering Price, the Offered Securities and any related discounts and commissions, is an arm’s-length commercial transaction between the Company, on the one hand, and the Broker Dealers, the Underwriters and the Agents, on the other hand, (b) in connection with the Offering and the process leading to such transaction the Broker Dealers, the Underwriters and the Agents are and have been acting solely as a principal and are not the agent or fiduciary of the Company or its shareholders, creditors, employees or any other party, (c) the Broker Dealers, the Underwriters and the Agents have not assumed nor will they assume an advisory or fiduciary responsibility in favour of the Company with respect to the Offering or the process leading thereto (irrespective of whether the Underwriters and the Agents have advised or is currently advising the Company on other matters) and the Broker Dealers, the Underwriters and the Agents have no obligation to the Company with respect to the Offering except the obligations expressly set forth in this Agreement, (d) the Broker Dealers, the Underwriters and the Agents and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Company, and (e) the Broker Dealers, the Underwriters and the Agents have not provided any legal, accounting, regulatory or tax advice with respect to the Offering and the Company has consulted its own legal, accounting, regulatory and tax advisors to the extent it deems appropriate.

Section 17	NOTICES

(1)	Any notice to be given hereunder will be in writing and may be given by hand delivery or email and will be addressed and emailed or delivered to:

(a)	in the case of the Company:

Verses AI Inc.

205-810 Quayside Drive

New Westminster, BC V3M 6B9

Attention:	Gabriel Rene, CEO
Email Address:	[Redacted – personal information.]

with a copy (which will not constitute notice) to:

DuMoulin Black LLP

10th Floor, 595 Howe Street

Vancouver, BC V6C 2T5

Attention:	Justin Kates
Email:	[Redacted – personal information.]

(b)	In the case of the Broker Dealers:

Canaccord Genuity Corp.

Suite 2200, 609 Granville Street

Vancouver, BC V7Y 1H2

Attention:	Jamie Brown, Managing Director, Head of Capital Markets – Western Canada
Email:	[Redacted – personal information.]

ATB Capital Markets Inc.

Suite 3530, 66 Wellington Street

Toronto, ON M5K 1A1

Attention:	Adam Carlson, Managing Director, Head of Life Sciences & Growth Innovation
Email:	[Redacted – personal information.]

with a copy (which will not constitute notice) to:

Bennett Jones LLP

2500 – 666 Burrard Street

Vancouver, BC V6C2X8

Attention:	Christian Gauthier
Email:	[Redacted – personal information.]

(2)	The Company and the Broker Dealers may change their respective addresses for notice by notice given in the manner referred to above.

Section 18	SURVIVAL

The representations, warranties, covenants and indemnities of the Company, the Underwriters and the Agents contained in this Agreement or contained in any documents delivered by the Company pursuant to this Agreement or in connection with the transactions herein contemplated will survive the Closing.

Section 19	ENTIRE AGREEMENT

Any and all previous agreements with respect to the purchase and sale of the Offered Securities, whether written or oral, including without limitation the Engagement Letter, are hereby terminated, and this Agreement constitutes the entire agreement between the Company, the Broker Dealers, the Underwriters and the Agents with respect to the purchase and sale of the Offered Securities.

Section 20	GOVERNING LAW

This Agreement will be governed by and construed in accordance with the laws in force in the Province of British Columbia and the federal laws of Canada applicable therein.

Section 21	TIME OF THE ESSENCE

Time will be of the essence of this Agreement. This Agreement may be executed in counterparts, each of which when so executed will be deemed to be an original and such counterparts together will constitute one and the same instrument.

[Signature page follows.]

If the foregoing is in accordance with your understanding and is agreed to by you, will you please confirm your acceptance by signing the enclosed copies of this letter at the place indicated and returning the same to us.

Yours very truly,

CANACCORD GENUITY CORP.		ATB CAPITAL MARKETS INC.

By:	(signed) “Jamie Brown”	By:	(signed) “Adam Carlson”
Name:	Jamie Brown	Name:	Adam Carlson
Title:	Managing Director, Head of Capital Markets – Western Canada	Title:	Managing Director, Investment Banking

CORMARK SECURITIES INC.

By:	(signed) “Peter Charton”
Name:	Peter Charton
Title:	Vice Chairman & Managing Director, Investment Banking

HAYWOOD SECURITIES INC.		PI FINANCIAL CORP.

By:	(signed) “Sean MacGillis”	By:	(signed) “Vay Tham”
Name:	Sean MacGillis	Name:	Vay Tham
Title:	Managing Director	Title:	Managing Director, Investment Banking

The foregoing is in accordance with our understanding and is accepted by us.

VERSES AI INC.

By:	(signed) “Kevin Wilson”
Name:	Kevin Wilson
Title:	Chief Financial Officer & Secretary

(Execution page to Underwriting Agreement)

Schedule “A”

UNITED STATES OFFERS AND SALES

1.	Definitions

As used in this and related exhibits, capitalized terms used herein and not defined herein will have the meanings ascribed thereto in the underwriting and agency agreement to which this Schedule “A” is annexed and to which it forms a part, and the following terms will have the meanings indicated:

(a)	“Directed Selling Efforts” means “directed selling efforts” as that term is defined in Rule 902(c) of Regulation S;

(b)	“Foreign Issuer” means a foreign issuer as that term is defined in Rule 902(e) of Regulation S;

(c)	“General Solicitation” and “General Advertising” mean “general solicitation” and “general advertising”, as used under Rule 502(c) under the U.S. Securities Act, including, without limitation, advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or on the internet, or broadcast over the internet, radio, or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

(d)	“LIFE Securities” means, collectively, the Offered LIFE Units, and the Unit Shares and Warrants comprising the Offered LIFE Units, and where the context requires, the Warrant Shares issuable upon exercise of such Warrants.

(e)	“Offshore Transaction” means Offshore Transaction as that term is defined in Rule 902(h) of Regulation S;

(f)	“Regulation S” means Regulation S adopted by the SEC under the U.S. Securities Act;

(g)	“SEC” means the United States Securities and Exchange Commission; and

(h)	“Substantial U.S. Market Interest” means “substantial U.S. market interest” as that term is defined in Rule 902(j) of Regulation S.

(i)	“Underwriters” means collectively, for purposes of this Schedule “A”, the Underwriters and Agents referred to in the underwriting and agency agreement to which this Schedule in annexed.

(j)	“U.S. Placement Memorandum” means the United States offering memorandum, in the form agreed by the Company and Underwriters, prepared for use in connection with the offer and sale of the Offered LIFE Units in the United States.

All other capitalized terms used but not otherwise defined in this Schedule will have the meanings given to them in the Agreement to which this Schedule is attached and of which this Schedule forms a part.

2.	Representations, Warranties and Covenants of the Company

The Company represents, warrants and covenants to the Underwriters (including for the benefit of the U.S. Affiliates) that:

(a)	The Company is and on the Closing Date will be a Foreign Issuer that reasonably believes that there is no Substantial U.S. Market Interest in any class of its equity securities.

A-2

(b)	None of the Company, any of its affiliates, or any person acting on its or their behalf (other than the Underwriters, their U.S. Affiliates, any Selling Firm and any person acting on any of their behalf, as to which the Company makes no representation, warranty, covenant or agreement) has offered or sold, or will offer or sell, any of the Offered Securities or Special Warrants comprising part of the Concurrent Non-Brokered Special Warrant Financing in the United States or to, or for the account or benefit of, U.S. Persons, except for offers and sales of Offered LIFE Units made through the Underwriters and their U.S. Affiliates in compliance with this Underwriting Agreement, including this Schedule “A”, and offers and sales of Special Warrants in the Concurrent Non-Brokered Special Warrant Financing to Persons who qualify as “accredited investors” as defined in Rule 501(a) of Regulation D under the U.S. Securities Act, in transactions in compliance with Rule 506(b) of Regulation D under the U.S. Securities Act and applicable state securities laws.

(c)	None of the Company, any of its affiliates, or any person acting on its or their behalf (other than the Underwriters, their U.S. Affiliates, any Selling Firm and any person acting on their behalf, as to which the Company makes no representation, warranty, covenant or agreement) (i) has made or will make any Directed Selling Efforts in the United States with respect to the Offered Securities or Special Warrants offered pursuant to the Concurrent Non-Brokered Special Warrant Financing, (ii) has engaged or will engage in any form of General Solicitation or General Advertising with respect to offers or sales of the Offered Securities or Special Warrants offered and sold pursuant to the Concurrent Non-Brokered Special Warrant Financing in the United States, or (ii) has offered or will offer the Offered Securities or Special Warrants offered and sold pursuant to the Concurrent Non-Brokered Special Warrant Financing in any manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act, in connection with the offer or sale of the Offered LIFE Units and Special Warrants offered and sold pursuant to the Concurrent Non-Brokered Special Warrant Financing, in each case in the United States or to, or for the account or benefit of, U.S. Persons.

(d)	None of the Company, any of its affiliates, or any person acting on their behalf (other than the Underwriters, their U.S. Affiliates, any Selling Firm and any person acting on any of their behalf, as to which the Company makes no representation, warranty, covenant or agreement) has taken or will take any action, including, without limitation, in connection with the Concurrent Non-Brokered Special Warrant Financing, that would cause (i) the exclusion from the registration requirements of the U.S. Securities Act provided by Rule 903 of Regulation S to be unavailable for the offer and sale of Offered Securities pursuant to this Underwriting Agreement or (ii) the exemption from such registration requirements provided by Rule 144A to be unavailable for the offer and sale of Offered LIFE Units pursuant to this Underwriting Agreement, in each case including this Schedule “A”.

(e)	All offers and sales of Offered Securities and Special Warrants offered and sold pursuant to the Concurrent Non-Brokered Special Warrant Financing made by the Company, its affiliates or any persons acting on its or their behalf (other than the Underwriters, their U.S. Affiliates, any Selling Firm and any person acting on any of their behalf, as to which the Company makes no representation, warranty, covenant or agreement) outside the United States to non-U.S. Persons have been made and will be made in Offshore Transactions and otherwise in accordance with Rule 903 of Regulation S.

(f)	For so long as any of the LIFE Securities are outstanding and are “restricted securities” within the meaning of Rule 144(a)(3) under the U.S. Securities Act, and if the Company is not subject to and in compliance with the reporting requirements of Section 13 or Subsection 15(d) of the U.S. Exchange Act or exempt from such requirements pursuant to Rule 12g3-2(b) thereunder, the Company will provide to any holder of those such securities, or to any prospective purchaser of such securities designated by such holder, upon the request of such holder or prospective purchaser, at or prior to the time of sale, the information required to be provided by paragraph (d)(4) of Rule 144A, provided that the delivery of such information is required in order to permit sales of the such securities pursuant to Rule 144A.

(g)	The LIFE Securities are not, and as of the Closing Date will not be, and no securities of the same class as any of the LIFE Securities are or will be: (i) listed on a national securities exchange in the United States registered under Section 6 of the U.S. Exchange Act; (ii) quoted in a “U.S. automated inter-dealer quotation system”, as such term is used in Rule 144A; or (iii) convertible or exchangeable into, or exercisable for, securities so listed or quoted at an effective conversion or exercise premium (calculated as specified in paragraph (a)(6) and (a)(7) of Rule 144A) of less than ten percent for securities so listed or quoted.

A-3

(h)	The Company acknowledges that the Offered Securities and Special Warrants offered and sold pursuant to the Concurrent Non-Brokered Special Warrant Financing have not been and will not be registered under the U.S. Securities Act or any United States state securities laws and (i) the LIFE Units and LIFE Securities can be offered and sold in the United States and to, or for the account or benefit of, U.S. Persons, only to Qualified Institutional Buyers in compliance with Rule 144A and exemptions under applicable state securities laws, and (ii) the Special Warrants may not be offered or sold in the United States or to, or for the account or benefit of, U.S. Persons, except in the Concurrent Non-Brokered Special Warrant Financing to Persons who qualify as “accredited investors” as defined in Rule 501(a) of Regulation D under the U.S. Securities Act, in transactions compliance with Rule 506(b) of Regulation D under the U.S. Securities Act and applicable state securities laws.

(i)	The Company is not, and as a result of the sale of the Offered Securities contemplated hereby and Special Warrants offered and sold pursuant to the Concurrent Non-Brokered Special Warrant Financing and in each case the use of proceeds therefrom will not be, registered or required to be registered as an “investment company” within the meaning of the United States Investment Company Act of 1940, as amended.

(j)	The Offered LIFE Units offered and sold pursuant to Rule 144A satisfy the requirements set forth in Rule 144A(d)(3) under the U.S. Securities Act.

(k)	None of the Company, any of its affiliates, or any person acting on their behalf (other than the Underwriters, their U.S. Affiliates, any Selling Firm and any person acting on any of their behalf, as to which the Company makes no representation, warranty, covenant or agreement) has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Offered Securities and Special Warrants offered and sold pursuant to the Concurrent Non-Brokered Special Warrant Financing.

(l)	Other than payments to the Agents and Underwriters contemplated hereunder, none of the Company, any of its affiliates, or any person acting on their behalf (other than the Underwriters, their U.S. Affiliates, any Selling Firm and any person acting on any of their behalf, as to which the Company makes no representation, warranty, covenant or agreement) has paid, or will pay, any finder’s fee, commission, corporate finance fee or similar fee with respect to the sale in the United States or to, or for the account or benefit of, any U.S. Person or person in the United States, of any securities (i) offered for sale by the Company under this Agreement or (ii) pursuant to the Concurrent Non-Brokered Special Warrant Financing.

3.	Representations, Warranties and Covenants of the Underwriters

Each Underwriter, severally and not jointly, represents and warrants to and covenants and agrees with the Company on its own behalf and on behalf of its U.S. Affiliates (if any) that:

(a)	It acknowledges that the Offered Securities have not been and will not be registered under the U.S. Securities Act or any United States state securities laws and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. Persons or persons in the United States, except that Offered LIFE Units may be offered and sold in the United States or to, or for the account or benefit of, U.S. Persons pursuant to an exemption from the registration requirements of the U.S. Securities Act and applicable United States state securities laws. It has offered and sold and will offer and sell the Offered Securities only (i) outside the United States to non-U.S. Persons in Offshore Transactions and otherwise in accordance with Rule 903 of Regulation S, or (ii) with respect only to the Offered LIFE Units, in the United States and to, or for the account or benefit of, U.S. Persons or persons in the United States, in transactions in accordance with the requirements of Rule 144A and applicable state securities laws, and as further provided in this Schedule “A”. Accordingly, none of the Underwriters, nor their U.S. Affiliates, nor any Selling Firm or any person acting on their behalf: (i) have engaged or will engage in any Directed Selling Efforts in connection with the offer and sale of the Offered Securities; or (ii) except as permitted by this Schedule “A”, have made or will make any offers to sell Offered Securities in the United States or to, or for the account or benefit of, a U.S. Person or person in the United States; or (iii) except as permitted by this Schedule “A”, have made or will make any sales of Offered Securities unless at the time the purchaser made its buy order therefor, the Underwriters, their U.S. Affiliate or the applicable Selling Firm or other person acting on any of their behalf reasonably believe that such purchaser was outside the United States and not acting for the account or benefit of a U.S. Person or a person within the United States.

A-4

(b)	All offers and sales of the Offered LIFE Units in the United States or to, or for the account or benefit of, U.S. Persons or persons in the United States, have been and will be made only to Qualified Institutional Buyers in transactions that are exempt from registration under the U.S. Securities Act pursuant to Rule 144A and exempt from qualification under applicable state securities laws, and will be effected by its U.S. Affiliate in accordance with all applicable U.S. federal and state broker-dealer requirements. Such U.S. Affiliate is, was and will be on the date of each offer and sale of Offered LIFE Units in the United States, duly registered as a broker-dealer pursuant to Section 15(b) of the U.S. Exchange Act and the securities laws of each state in which such offer or sale is made (unless exempted from the respective state’s broker-dealer registration requirements) and a member of and in good standing with the Financial Industry Regulatory Authority, Inc.

(c)	It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Offered Securities, except with its U.S. Affiliate, any Selling Firm or with the prior written consent of the Company. Such Underwriter will require its U.S. Affiliate and each Selling Firm through which it effects offers and sales to agree in writing, for the benefit of the Company, to comply with, and will use its commercially reasonable efforts to ensure that each U.S. Affiliate and Selling Firm complies with, the provisions of this Schedule “A” applicable to such Underwriter as if such provisions applied to such U.S. Affiliate or Selling Firm.

(d)	None of it, its U.S. Affiliate, any Selling Firm or any person acting on any of their behalf has engaged or will engage in any action that would cause the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A to be unavailable for offers and sales of the Offered LIFE Units in the United States or to, or for the account or benefit of, persons in the United States or U.S. Persons or the exclusion from the registration requirements of the U.S. Securities Act provided by Rule 903 of Regulation S to be unavailable for offers and sales of the Offered Securities outside the United States.

(e)	Offers and sales of the Offered LIFE Units in the United States and to, or for the account or benefit of, U.S. Persons and persons in the United States by such Underwriter or their U.S. Affiliate will not be made and have not been made by any form of General Solicitation or General Advertising, any Directed Selling Efforts, or in any manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act.

(f)	Any offer or sale of, or solicitation of an offer to buy, the Offered LIFE Units that has been made or will be made in the United States or to U.S. Persons (or to or for the account or benefit of a person in the United States or U.S. Person) was or will be made only to Qualified Institutional Buyers in accordance with Rule 144A.

(g)	Each offeree in the United States or acting for the account or benefit of a person in the United States or a U.S. Person has been or will be provided with a copy of the U.S. Placement Memorandum and any exhibits or attachments thereto in connection with the offer and sale of the Offered LIFE Units.

A-5

(h)	Immediately prior to soliciting offerees in the United States or acting for the account or benefit of U.S. Persons or persons in the United States, such Underwriter had reasonable grounds to believe and did believe that each offeree was a Qualified Institutional Buyer, and at the time of completion of each sale to a person in the United States, a person offered the Offered LIFE Units in the United States, or a person purchasing for the account or benefit of a U.S. Person or person in the United States, the Underwriters, their U.S. Affiliate, and any person acting on its or their behalf will have reasonable grounds to believe and will believe, that each such purchaser purchasing the Offered LIFE Units from such Underwriter or its U.S. Affiliate is a Qualified Institutional Buyer.

(i)	All purchasers of the Offered LIFE Units in the United States, that were offered the Offered LIFE Units in the United States, or that are purchasing for the account of benefit of a U.S. Person or person in the United States, have been or will be informed that the Offered LIFE Units and LIFE Securities have not been and will not be registered under the U.S. Securities Act or any state securities laws and are being offered and sold to such purchasers in the United States in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A thereunder.

(j)	Prior to the completion of any sale of the Offered LIFE Units in the United States, to a person offered the Offered LIFE Units within the United States, or to, or for the account or benefit of, a U.S. Person or person in the United States, each such purchaser will be required to provide to the Underwriters, or to their U.S. Affiliates selling the Offered LIFE Securities, an executed Qualified Institutional Buyer Letter in the form attached to the U.S. Placement Memorandum.

(k)	At least one business day prior to any Closing Date, such Underwriter will provide the Company with a list of all offerees and purchasers of the Offered LIFE Units pursuant to Rule 144A and copies of all Qualified Institutional Buyer Letters obtained by such Underwriter or its U.S. Affiliate.

(l)	At or prior to the Closing Date, such Underwriter together with its U.S. Affiliate that offered or sold the Offered LIFE Units in the United States or to, or for the account or benefit of, U.S. Persons or persons in the United States, will provide to the Company a certificate in the form of Exhibit “I” to this Schedule “A” relating to the manner of the offer and sale of the Offered LIFE Units in the United States and to, or for the account or benefit of, U.S. Persons and persons in the United States, or will be deemed to have represented and warranted, with the same force and effect, that neither it nor its U.S. Affiliate offered or sold Offered LIFE Units in the United States or to U.S. Persons (or to or for the account or benefit of, a person in the United States or U.S. Person).

(m)	None of the Underwriter, its affiliates, including its U.S. Affiliate, and any person acting on its behalf has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Offered Securities.

(n)	The Underwriter is not in the United States or acting for the account or benefit of a U.S. Person; did not receive an offer to acquire the Compensation Securities within the United States; and did not execute the underwriting and agency agreement to which this Schedule “A” is annexed any engagement letter relating to the Offering, or otherwise place its order to acquire the Compensation Securities, from within the United States. The Underwriter further understands and acknowledges that the Broker Warrants may be exercised only in transaction exempt from or not subject to the registration requirements of the U.S. Securities Act and applicable state securities laws.

(o)	None the Underwriter, its affiliates, including its U.S. Affiliate, and any person acting on its behalf has made or will make any offer, solicitation or sale of Special Warrants in the United States or to, or for the account or benefit of, U.S. Persons or persons in the United States.

Exhibit 1 TO Schedule “A”

UNDERWRITER’S CERTIFICATE

In connection with the private placement in the United States of the Offered LIFE Units (the “Securities”) of Verses AI Inc. (the “Company”) pursuant to the underwriting and agency agreement dated as of July 6, 2023 among the Company and the Underwriters named therein (the “Underwriting Agreement”), the undersigned Underwriter and its United States broker-dealer affiliate (the “U.S. Affiliate”) do hereby certify as follows:

(a)	the U.S. Affiliate was on the date of each offer or sale of Securities was made in the United States, and is on the date hereof, duly registered as a broker-dealer pursuant to Section 15(b) of the U.S. Exchange Act and the securities laws of each state in which such offer or sale was made (unless exempted from the respective state’s broker-dealer registration requirements) and a member of and in good standing with the Financial Industry Regulatory Authority, Inc.;

(b)	all offers and sales of the Securities made by us in the United States were made only through the U.S. Affiliate in compliance with all applicable U.S. federal and state broker-dealer requirements;

(c)	each offeree who is, or is acting for the account or benefit of, a person in the United States or U.S. Person was provided with a copy of the U.S. Placement Memorandum (and exhibits thereto), and no other written material as used in connection with the offer and sale of the Securities in the United States or to, or for the account or benefit of, persons in the United States or U.S. Persons;

(d)	immediately prior to our transmitting the U.S. Placement Memorandum (and any exhibits thereto) to any person in the United States or to a person acting for the account or benefit of a U.S. Person or a person in the United States, we had reasonable grounds to believe and did believe that each such offeree was a Qualified Institutional Buyer, and, on the date hereof, we continue to believe that each purchaser of Securities in the United States, each purchaser that was offered Securities in the United States, and each purchaser that is acting for the account or benefit of a U.S. Person or a person in the United States, is a Qualified Institutional Buyer;

(e)	no form of General Solicitation or General Advertising was used by us in connection with the offer or sale of the Securities in the United States;

(f)	no Directed Selling Efforts were engaged in by us with respect to the offer or sale of the Securities;

(g)	prior to the sale of Securities by us to persons in the United States, persons offered Securities in the United States, or persons acting for the account or benefit of U.S. Persons or persons in the United States, we caused each such purchaser to execute a Qualified Institutional Buyer Letter in the form attached to the U.S. Placement Memorandum; and

(h)	all offers and sales of the Offered Securities have been conducted by it in accordance with the terms of the Underwriting Agreement, including Schedule “A” thereto.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement unless otherwise defined herein. This Underwriter’s Certificate may be relied upon by counsel to the Company as if originally issued to such counsel. A newly executed copy of this Underwriter Certificate will be provided in connection with any subsequent closing date.

ATB CAPITAL MARKETS INC.		ATB CAPITAL MARKETS USA INC.

By:	(signed) “Adam Carlson”	By:	(signed) “Adam Carlson”
Name:	Adam Carlson	Name:	Adam Carlson
Title:	Managing Director, Investment Banking	Title:	Managing Director, Investment Banking